SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-KA


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of November 10, 2004


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


The attached press release filed with the London Stock Exchange this morning, November 10, 2004, contains references to certain adjusted U.K. GAAP measures. As we are an English company and we prepare our consolidated statutory financial statements under U.K. GAAP, we evaluate our performance using U.K. GAAP measures.

We use adjusted gross margin before exceptional items (as defined under U.K.GAAP) as a measure for our gross margin as it eliminates material one-off items and is more representative of the underlying margin performance of the business at the period end.

The following replaces the Interim Results statement for the three and six months ended September 30, 2004, released by Marconi Corporation plc (LSE: MONI,
NASDAQ: MRCIY) on November 9, 2004.

In that Interim Results statement, the following sentences

- "BT remained our largest customer, accounting for 32% of total sales from Continuing Operations in the quarter, up from 26% in the second quarter of the previous year as we began to deliver under recently awarded frame contracts for cable services and our Access Hub."

- "BT remains our largest customer and accounted for 32% of sales from Continuing Operations in the three months ended 30 September 2004 (2003:
     26%) and 29% in the six months ended 30 September 2004 (2003: 25%)."

- "In aggregate, these customers accounted for 60% of sales from Continuing Operations (ten largest customers in the six months ended 30 September 2003: 52% of sales from Continuing Operations)."

should have read


- "BT remained our largest customer, accounting for 27% of total sales from Continuing Operations in the quarter, up from 26% in the second quarter of the previous year as we began to deliver under recently awarded frame contracts for cable services and our Access Hub."

- "BT remains our largest customer and accounted for 27% of sales from Continuing Operations in the three months ended 30 September 2004 (2003:
     26%) and 27% in the six months ended 30 September 2004 (2003: 25%)"

- "In aggregate, these customers accounted for 57% of sales from Continuing Operations (ten largest customers in the six months ended 30 September 2003: 52% of sales from Continuing Operations)."

There are no other amendments.  The full amended version is set out below.


                                                         Press enquiries:
             David Beck, tel: 0207 306 1490; email: david.beck@marconi.com

                                                       Investor enquiries:
       Heather Green, tel: 0207 306 1735; email: heather.green@marconi.com
           Karen Keyes, tel: 0207 306 1345; email: karen.keyes@marconi.com


          MARCONI CORPORATION PLC: INTERIM RESULTS
       FOR THE THREE AND SIX MONTHS ENDED 30 SEPTEMBER 2004


London - 9 November 2004 - Marconi Corporation plc (LSE: MONI, NASDAQ: MRCIY) today announced interim results for the three and six months ended 30 September 2004.


Operational Performance - Continuing Operations

* Gaining momentum with Next Generation products and services

- H1 sales GBP594m (H1 FY04 GBP596m); Q2 sales GBP305m (Q2 FY04 GBP305m)
- Increase of 3.5% for H1 and 4% for Q2 at constant currency versus previous year
- Increased demand for broadband and fixed wireless access networks
- Improvement in book to bill across all businesses since Q1
- Increased level of tender activity and customer trials

* Continued improvement in adjusted gross margin(1)

- 5 percentage point increase in adjusted gross margin vs First Half
  FY04

- H1 FY05 32.7% (H1 FY04 27.7%); Q2 FY05 33.1% (Q2 FY04 29.8%)

- Continued performance improvement in Optical & Access Networks

* Additional investment required to support future growth

- Further GBP10m investment in R&D and S&M focused on selected business opportunities

- Reinvigorating push for efficiency savings in G&A

- Modest increase in working capital in line with sales growth

* Improved profitability

- Q2 adjusted operating profit(2) GBP2m (Q2 FY04 adjusted operating loss GBP20m)
- Q2 group operating loss reduced to GBP29m (Q2 FY05) from GBP62m (Q2
  FY04)
- Group profit on ordinary activities before taxation GBP47m (Q2 FY04
  GBP5m)

* Higher than expected OPP disposal proceeds secure final redemption of Senior Notes

- Net cash GBP335m at 30 September 2004


(1) stated after cost reclassifications and before exceptional items
(2) stated before share option costs, exceptional items and goodwill amortisation

FY05 Outlook Re-affirmed

* Low single digit sales growth at constant currency
* 34% adjusted gross margin target based on higher volumes, cost savings and improved business mix



Commenting on the results, Mike Parton, Chief Executive said;

"The results confirm the progress we have been making in improving profitability year on year. We are working to improve our gross margins through further operational improvements.

"Looking forward, I am encouraged by the confidence our customers are showing in our new products and services"

Important Notice

This news release should be read in conjunction with Marconi Corporation Group Non-statutory Accounts and related Notes and Operating and Financial Review (OFR) for the three and six months ended 30 September 2004.

Analyst Presentation and Conference Call

Management will host a presentation for analysts and investors at 2pm (UK time) on Tuesday 9 November 2004.

Analysts and investors wishing to attend the presentation in person should contact investor.relations@marconi.com or +44 (0)207 306 1387 to register and obtain full details.

A simultaneous conference call facility will be available. The call can be accessed on Marconi's web-site or by dialing +44 (0) 20 8996 3900 (in the UK), + 1 888 339 2688 (in the US) or +1 617 847 3007 (outside the US or UK) and quoting "Marconi Interim Results". Presentation materials will be available at www.marconi.com from 12pm.

A replay facility will be available for 14 days by dialing +44 (0) 1296 618 700, access code 760221 (in the UK), +1 888 286 8010, access code 57853218, or
+1 617 801 6888, access code 57853218 (outside the UK or US).


Group Profit & Loss (GBPm)

                                                            Q2 FY05    Q2 FY04

Sales - Continuing Operations                                   305        305
Sales - Discontinued Operations                                  17         84
Group Sales                                                     322        389
Continuing Operations - Adjusted Operating Profit/(Loss)          2       (20)
Operating Exceptional Items                                       2       (11)
Share Option Costs                                               (7)       (8)
Goodwill Amortisation                                           (22)      (21)
Continuing Operations - Operating Loss                          (25)      (60)
Discontinued Operations                                          (4)       (2)
Group Operating Loss                                            (29)      (62)
Joint ventures and associates                                     -        (5)
Non-operating exceptional items                                 103       100
Net interest payable                                             (1)      (16)
Net finance expenditure                                         (26)      (12)
Profit before taxation                                           47         5
Tax                                                             (22)       (3)
Profit after taxation                                            25         2

 Segmental Analysis

Optical and Access Networks                                 Q2 FY05   Q2 FY04
                                                                     Pro forma
Sales                                                           152       144
Gross Profit (GBPm)                                              54        35
Gross Margin (%)                                               35.5%     24.3%
Adjusted Operating Profit / (Loss)1                              (4)      (30)

Broadband Routing & Switching                               Q2 FY05   Q2 FY04
                                                                     Pro forma
Sales                                                            42        53
Gross Profit (GBPm)                                              26        34
Gross Margin (%)                                               61.9%     64.2%
Adjusted Operating Profit / (Loss)1                              11        16

Network Services                                            Q2 FY05   Q2 FY04
                                                                     Pro forma
Sales                                                           111       108
Gross Profit (GBPm)                                              21        22
Gross Margin (%)                                               18.9%     20.4%
Adjusted Operating Profit / (Loss)1                               3         3


1. Segmental Adjusted Operating Profit before Central costs of GBP8m (Q2
FY05) and GBP9m (Q2 FY04) and before share option costs, goodwill amortisation and exceptional items.

Group Cash Flow (GBPm)

                                                              Q2 FY05

Continuing Operations:
EBITDA (before share options and exceptional items)             11
Change in working capital                                      (16)
Continuing Ops - Operating cash flow (before exceptional items) (5)
Discontinued Operations                                         (6)
Operating cash flow (before exceptional items)                 (11)
Operating exceptionals - restructuring                          (6)
Returns on investment and servicing of finance                 (30)
Tax                                                             (3)
Net capital expenditure                                         (5)
Acquisitions and disposal                                      195
Group cash flow (before use of liquid resources and financing) 140
Management of liquid resources (performance bond cash releases) 16
Financing (Notes redemptions and repurchases)                 (247)
Group cash flow                                                (91)


About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on Nasdaq under the symbol MRCIY.

Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2004 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This document contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its business plan and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified some important factors that may cause such differences in the Company's Form 10-K annual report for year ended 31 March 2004 filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




MARCONI CORPORATION GROUP NON-STATUTORY ACCOUNTS and OPERATING AND FINANCIAL REVIEW

For the three months and six months ended 30 September 2004



INTRODUCTION

This is an interim report prepared under UK Generally Accepted Accounting Principles (GAAP).


CONTENTS

Section                                                          Page

Overview                                                          2
Outlook and FY05 Financial Targets                                3
Reporting Structure                                               5
Board Changes                                                     6
Results of Operations                                             7
Financial Condition                                              22
Liquidity and Capital Resources                                  25
Risk Management                                                  28
Group Non-Statutory Accounts                                     30
Notes to the Non-Statutory Accounts                              34
Independent Review Report                                        52



FORWARD-LOOKING STATEMENTS

This document contains certain statements that are not historical facts, including statements about Marconi's expectations and beliefs and statements with respect to its plans and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. Undue reliance should not be placed on such statements, which are based on Marconi's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances which may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, future revenues being lower than expected; increasing competitive pressures within the industry and general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected. Marconi has identified some important factors that may cause such differences in the Company's Form 10-K annual report for year ended 31 March 2004 as filed with the US Securities and Exchange Commission. Marconi disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

OVERVIEW

We are a focused multi-regional provider of telecommunications equipment and services, which we supply to major telecommunications network operators, government agencies and selected large enterprises worldwide.

Marconi Corporation plc is listed on the London Stock Exchange (ticker symbol: MONI) and on NASDAQ (ticker symbol: MRCIY).

CONTINUING OPERATIONS - SECOND QUARTER AND FIRST HALF HIGHLIGHTS

* Continued low single digit sales growth, driven mainly by increased demand for next generation broadband and fixed wireless access infrastructure

* 5 percentage point improvement in adjusted gross margin(1) (H1 FY05 32.7%; H1 FY04 27.7%(2)); consistent with 4 percentage point target improvementfor the full year

* Additional investment in Research & Development and Sales & Marketing to support new product introduction and future growth opportunities; Q2 adjusted operating expenses(3) GBP99 million

* Significant improvement in profitability from a GBP20 million adjusted operating loss(4) in Q2 FY04 to a GBP2 million adjusted operating profit in Q2 FY05; substantial progress in Optical & Access Networks

* Group operating loss reduced from GBP62 million in Q2 FY04 to GBP29 million in Q2 FY05

* Modest increase in working capital resulting from controlled inventory build in support of second half growth opportunities; debtors impacted by phasing of sales cycle

* All restructuring debt now fully repaid; net cash GBP335 million at 30 September 2004

As highlighted last quarter, our new segmentation for Continuing Operations reflects the three businesses in which we operate: Optical and Access Networks, BBRS and Network Services. Having completed the disposal of Outside Plant and Power (OPP), Discontinued Operations now includes OPP as well as the North American Access (NAA) business sold in February 2004.

Sales (see pages 10 to 13 for full analysis and commentary)

At GBP305 million, sales from Continuing Operations grew 6% compared to the previous quarter (GBP289 million reported) and 4% at constant currency compared to the second quarter of the previous year (GBP293 million; GBP305 million reported), in line with our full year guidance for low single digit growth at constant currency.

Sales growth was driven by increased customer investment in fixed wireless and broadband access networks in our major markets, Germany, the UK and Italy. This was partially offset by the lower than expected seasonal uptick in BBRS, which drove a corresponding decrease in our North American revenues. Sales performance in BBRS was impacted by a number of factors including reprioritization of US Federal Government projects into the next budget year. Demand for optical equipment in Europe remained broadly stable but we face challenging market conditions in the APAC region (particularly China and India), which caused a slight decrease in sales of Optical Networks compared to the second quarter of the previous year.


BT remained our largest customer, accounting for 27% of total sales from Continuing Operations in the quarter, up from 26% in the second quarter of the previous year as we began to deliver under recently awarded frame contracts for cable services and our Access Hub. In October 2004, we began our live SoftSwitch trial in support of BT's 21st Century Network transformation project and are making good progress.


Book to Bill has improved across all segments since the first quarter.

Operational Performance (see pages 14 to 20 for full analysis and commentary)

We continued to deliver improvements in adjusted gross margin, which increased from 32.2% in the first quarter to 33.1% in the second quarter, despite the lower than expected contribution from BBRS. This was achieved through improved recoveries in our manufacturing and supply chain operations as a result of increased sales and production volumes in Optical and Access Networks.

(1) See page 15
(2) FY04 stated after cost reclassification see page 14
(3) See page 17
(4) See page 19

At the half-year, this translated to a 5 percentage point improvement upon the first half of the previous financial year, which is consistent with our 4 percentage point improvement target to 34% for the year as a whole. Given the impact of business mix in the first half, this is a challenging target based on our planned cost savings as well as higher sales volumes and improved business mix in the second half of the financial year.

Adjusted operating expenses amounted to GBP99 million (Q1 FY05 GBP96 million) as we increased our investment in Research & Development and Sales & Marketing to support new product introduction, increased bid and trial costs and, ultimately, future sales growth. This investment is being targeted at specific business opportunities, in particular the BT 21st Century Network.

Adjusted operating profit from Continuing Operations was GBP2 million in the quarter ended 30 September 2004, a significant improvement on the GBP20 million adjusted operating loss recorded in the corresponding quarter of last year. Despite a decrease in adjusted operating profit from our BBRS business, we continued to improve the adjusted operating result of our Optical and Access Networks business. Network Services and central costs remained broadly stable.

Cashflow, Cash and Debt (see pages 25 to 28 for full analysis and commentary)

We recorded an operating cash outflow (before exceptional items) of GBP11 million in the quarter. Of this GBP6 million was incurred within OPP prior to disposal and GBP5 million related to our Continuing Operations. We continued to adopt strict working capital disciplines across the business but have recorded a GBP16 million cash outflow from working capital movements in Continuing Operations during the quarter as we begin to grow our business. In particular during the quarter, we built up inventory in a number of key territories in support of specific new contracts and have recorded an increase in debtors as sales volumes are increasingly phased towards the final month of the quarter.

Net cash proceeds of GBP196 million from the disposal of OPP were partially offset by other non-operating cash outflows during the quarter. These related to exceptional restructuring costs (GBP6 million), interest and financing charges (GBP30 million), capital expenditure (GBP5 million) and tax (GBP3 million).

At 30 September 2004, Marconi's gross financial indebtedness was GBP39 million, down from GBP285 million at 30 June 2004. Following the disposal of OPP, we have fully redeemed the remaining Senior Notes that were issued as part of the 2003 financial restructuring. The remaining debt is bilateral bank debt and loans. This was more than offset at 30 September 2004 by our cash balance of GBP374 million, giving a net cash position of GBP335 million.

OUTLOOK AND FY05 FINANCIAL TARGETS

Full-year sales guidance maintained


We confirm our full year sales outlook for low single digit growth at constant currency compared to the GBP1,244 million of sales recorded in our Continuing Operations during the year ended 31 March 2004. This does not take into consideration any impact of foreign exchange movements. In the third quarter of the previous financial year, we reported sales from Continuing Operations of GBP319 million. When re-translated at the average exchange rates used in second quarter of the current financial year, this gives sales of GBP311 million (at constant currency).


Gross margin target maintained

We are maintaining our 34% adjusted gross margin target for the full year. Given the impact of business mix in the first half of the year, this is now a more challenging target and its achievement is based on expected higher volumes, more favourable business mix in the second half and our cost saving initiatives. We do not expect to deliver upside benefits over and above this target. We expect the further gross margin improvement to come through our Optical and Access Networks segment.

As our major customers focus investment on broadband access deployments, we are successfully growing sales of our next generation access products and expect this trend to continue into the second half of the year. Initially, this is likely to put pressure on gross margins as i) broadband access is one of the most competitive areas in which we operate and ii) our customers are focussing on data-only deployments to meet current corporate and residential customer demand as opposed to higher margin multi-service (data, voice and triple-play) configurations.

At the same time however, these successful broadband access deployments are now leading to constraints in existing network infrastructure. Consequently, we are seeing more demand under legacy frame contracts in the second half of the year. This higher margin business combined with increased volumes and planned cost savings is expected to offset the pressure in broadband access and result in increased performance in Optical & Access Networks.


Investing in future growth opportunities

We continue to maintain tight control over operating expenditure, whilst continuing to invest in opportunities to secure future sales growth. We are now experiencing a marked increase in tender activity and customer trials, in particular, in relation to BT's 21st Century Network transformation project as well as elsewhere in the UK and overseas, as we drive towards our previously disclosed target to capture market share with our next generation product and service offering.

As a result, we have decided to raise our research and development spend to fund further development of our SoftSwitch solution. We have also increased our sales and marketing budget to support the increased costs associated with customer bids and trials. The cost of this additional investment is expected to be around GBP10 million for the current financial year and per annum thereafter. This compares to our previous plans to maintain a relatively stable level of operating expenditure in the business. We began to incur this additional investment during the second quarter of the financial year.

Cash


Working capital
We continue to adopt tight working capital management disciplines to maintain control of inventory, debtors and creditors.

However, our drive towards higher sales volumes in the second half of the financial year, together with the phasing of the sales cycle and a lengthening of lead-times for the purchase of key components, is likely to generate further modest increases in working capital in the third and fourth quarters.

Following the success of previous initiatives to reduce working capital, there is limited scope to generate further significant improvement in this area. For example, we have reduced debtor days from over 90 at March 2003 to 69 at September 2004. In addition, we have substantially reduced the level of overdue debt across the business over the last year and this is no longer a significant source of cash generation for the Group.

Going forward, therefore, operating cash flow will be driven by our sales and operational performance.

Other Cash Flows
In line with our previous guidance, we expect to incur second half cash costs of GBP15 million in relation to our ongoing operational restructuring initiatives (total FY05 GBP35 million) and a further GBP27 million to cover tax and transaction costs relating to the OPP disposal (total FY05 GBP35 million).

Legacy Tax Issues

On 31 December 2004, we will pay approximately GBP15 million to Easynet plc in respect of tax losses purchased from our former subsidiary, ipsaris in accordance with the merger agreement with Easynet plc in 2001. In addition, we continue to await leave to appeal to the Indian Supreme Court in respect of a tax dispute dating back to 1989. If leave to appeal is refused, a cash payment of approximately GBP5 million in tax and interest is anticipated before 31 March 2005.

REPORTING STRUCTURE

Segments

With effect from the quarter ended 30 June 2004, we introduced a new structure, which splits the business into three segments: Optical and Access Networks, BBRS and Network Services. Comparative information has been restated to reflect the adoption of these new segments.

Optical and Access Networks comprises the activities of our Optical Networks and Access Networks businesses, which now also includes our payphones and interactive systems activities previously reported under Other Network Equipment. BBRS comprises the equipment and services activities of our BBRS business. Network Services comprises the activities of our Installation, Commissioning & Maintenance (IC&M) and Value-Added Services (VAS) businesses.

During FY04, we adopted a segmentation of our business along geographic lines, separating our North American ring-fenced businesses from our businesses in Europe and the rest of the world. The ring-fenced organisation was implemented in order to comply with the requirements of the indentures of our post-restructuring Junior and Senior Notes. In light of the redemption in full of our Junior and Senior Notes, this segmentation no longer reflects the way in which the business is being managed.


Discontinued Operations

Discontinued Operations comprise our North American Access (NAA) sold in February 2004 and our Outside Plant & Power business. Sales for the six months ended 30 September 2004 were GBP67 million (2003: GBP160 million) and Operating loss was GBP4 million (2003: GBP4 million).

Disposal of Outside Plant & Power (OPP)

We completed the disposal of OPP to Emerson in August 2004 for a cash consideration of $375 million (GBP204 million on date of completion).

Net assets sold with OPP amounted to approximately GBP85 million, including fixed assets and working capital of GBP57 million, goodwill of GBP44 million and a pension provision of GBP16 million.

We recorded a pre-tax gain on disposal of GBP103 million within non-operating exceptional items during the three months ended 30 September 2004 including GBP16 million of accruals and provision to cover transaction-related costs. This was partially offset by a GBP19 million exceptional tax charge arising from the disposal.

Tax and transaction costs relating to this disposal will amount to approximately GBP35 million, of which we paid approximately GBP8 million in the three months ended 30 September 2004. We expect the majority of the balance to be paid during the two remaining quarters of the year.

US Filing

Although we are a "foreign private issuer" within the meaning of the US Securities Exchange Act of 1934, pursuant to the terms of the indentures governing the Senior and Junior Notes that were issued in our financial restructuring, for approximately the last year we have been voluntarily filing annual, quarterly and periodic reports with the US Securities and Exchange Commission on the forms required to be used by, and otherwise in compliance with requirements applicable to, US domestic companies rather than those permitted to be used by foreign private issuers.

However, as a result of the completion of the repayment in full of the Senior and Junior Notes on 1 September, 2004, we are no longer subject to any covenants relating to our US reporting and filings. Consequently, effective with this report for the quarter ended September 30, 2004, the Group has reverted to filing reports with the SEC in accordance with the requirements applicable to foreign private issuers.

International Financial Reporting Standards (IFRS)

We are preparing for the adoption of IFRS and continue to make good progress. We are benefiting in the transition to IFRS from our experience of US GAAP filing.

In FY06 we will produce fully IFRS compliant accounts, reconciled to UK GAAP. To help understanding of the key issues, we will be holding a seminar for analysts during Q4 FY05. We are also intending to issue IFRS restated FY05 accounts approximately one month after our FY05 full year results announcement.

BOARD CHANGES

As previously disclosed, on 1 November 2004 M J Donovan resigned as an executive director of the Company and will leave the Company at the end of December 2004.

RESULTS OF OPERATIONS


Group Key Figures

The tables below set forth the key figures relating to our operating performance for the three months ended 30 September 2004 and 2003.




                         Three months ended                        Three months ended
                           30 September 2004                         30 September 2003

                      Pre-                                      Pre-
               exceptional     Exceptional               exceptional     Exceptional
GBP million          items           items     Total           items           items     Total


Sales
Continuing             305               -       305             305               -       305
Discontinued            17               -        17              84               -        84
                    --------        --------    ------        --------        --------    ------
Group                  322               -       322             389               -       389
                    ========        ========    ======        ========        ========    ======

Gross Margin (1)
Continuing             101               3       104              91               1        92
Gross Margin %        33.1%                     34.1%           29.8%                     30.2%

Discontinued             -               -         -              18               -        18
                    --------        --------    ------        --------        --------    ------
Group                  101               3       104             109               1       110
                    ========        ========    ======        ========        ========    ======
Gross Margin %        31.4%                     32.3%           28.0%                     28.3%
                    ========                    ======        ========                    ======

Adjusted operating profit/
(loss)
Continuing               2               2         4             (20)            (11)      (31)
Discontinued            (3)              -        (3)              4              (3)        1
                    --------        --------    ------        --------        --------    ------
Group                   (1)              2         1             (16)            (14)      (30)

Goodwill
amortisation           (23)              -       (23)            (24)              -       (24)
Share option
costs                   (7)              -        (7)             (8)              -        (8)
                    --------        --------    ------        --------        --------    ------
Group
operating loss         (31)              2       (29)            (48)            (14)      (62)
                    ========        ========    ======        ========        ========    ======

Continuing             (27)              2       (25)            (49)            (11)      (60)
Discontinued            (4)              -        (4)              1              (3)       (2)
                    --------        --------    ------        --------        --------    ------
Group
operating loss         (31)              2       (29)            (48)            (14)      (62)
                    ========        ========    ======        ========        ========    ======


(1) FY04 stated after cost reclassification see page 14


The tables below set forth the key figures relating to our operating performance for the six months ended 30 September 2004 and 2003.



                           Six months ended                          Six months ended
                           30 September 2004                         30 September 2003
                      Pre-                                      Pre-
               exceptional     Exceptional               exceptional     Exceptional
GBP million          items           items     Total           items           items     Total


Sales
Continuing             594               -       594             596               -       596
Discontinued            67               -        67             160               -       160
                    --------        --------    ------        --------        --------    ------
Group                  661               -       661             756               -       756
                    ========        ========    ======        ========        ========    ======

Gross Margin (1)
Continuing             194               4       198             165               6       171
Gross Margin %        32.7%                     33.3%           27.7%                     28.7%

Discontinued             9               -         9              34               -        34
                    --------        --------    ------        --------        --------    ------
Group                  203               4       207             199               6       205
                    ========        ========    ======        ========        ========    ======
Gross Margin %        30.7%                     31.3%           26.3%                     27.1%
                    ========                    ======        ========                    ======

Adjusted operating profit/
(loss)
Continuing              (1)              3         2             (65)            (28)      (93)
Discontinued            (2)              -        (2)              7              (5)        2
                    --------        --------    ------        --------        --------    ------
Group                   (3)              3         -             (58)            (33)      (91)

Goodwill
amortisation           (46)              -       (46)            (49)              -       (49)
Share option
costs                  (17)              -       (17)             (9)              -        (9)
                    --------        --------    ------        --------        --------    ------
Group
operating loss         (66)              3       (63)           (116)            (33)     (149)
                    ========        ========    ======        ========        ========    ======

Continuing             (62)              3       (59)           (117)            (28)     (145)
Discontinued            (4)              -        (4)              1              (5)       (4)
                    --------        --------    ------        --------        --------    ------
Group
operating loss         (66)              3       (63)           (116)            (33)     (149)
                    ========        ========    ======        ========        ========    ======



(1) FY04 stated after cost reclassification see page 14

Foreign Exchange Impact
We have significant translation exposure to foreign exchange movements as approximately 15% of our Continuing Operations sales are derived in US dollars and 35% in euros. Exchange rates applied during the period were:


                                    Quarterly                       Cumulative
                                  average rates                  average rates
                                Q2             Q1                     6 months

US Dollar                   1.8090         1.8066                       1.8078
Euro                        1.4824         1.4904                       1.4864



                                         Period end rates
                 30 September 2004         30 June 2004          31 March 2004

US Dollar                   1.8096               1.8135                 1.8379
Euro                        1.4570               1.4906                 1.4956


The impact of applying this quarter's average rates to Sales, Gross margin, Operating expenses and Operating profit for Continuing Operations in the three months ended 30 June 2004 would be GBP nil for each category. For the three months ended 30 September 2003 the impact would be as follows:

                                                             Three months ended
GBP million                                                   30 September 2003

Sales                                                                      (12)
                                                                        ========
Gross margin                                                                (4)

Operating expenses                                                           4
                                                                        --------
Operating profit                                                             -
                                                                        ========

The impact of this six-month's average rates applied to the results for
Continuing Operations for the six months ended 30 September 2003 would be as follows:
                                                               Six months ended
GBP million                                                   30 September 2003

Sales                                                                      (22)
                                                                        ========
Gross margin                                                                (7)

Operating expenses                                                           9
                                                                        --------
Operating profit                                                             2
                                                                        ========

Review of Continuing Operations

Sales


At GBP305 million, sales from Continuing Operations grew 6% compared to the previous quarter (GBP289 million reported) and 4% at constant currency compared to the second quarter of the previous year (GBP293 million; GBP305 million reported), in line with our full year guidance for low single digit growth at constant currency. In the six months to 30 September 2004, sales remained relatively stable compared to the same six-month period of 2003 (GBP594 million compared to GBP596 million in 2003).




Analysis by Product Area
                                                                     Six months
                                   Three months ended                   ended
GBP million                  30 Sept    30 June   30 Sept           30 September
                                2004       2004      2003         2004         2003

Optical Networks                  76         77        80          153          165
Access Networks                   76         60        64          136          120
                               -------     ------    ------        -----       ------
Optical and Access Networks      152        137       144          289          285

BBRS Equipment                    28         24        38           52           66
BBRS Services                     14         14        15           28           30
                               -------     ------    ------        -----       ------
BBRS                              42         38        53           80           96

IC&M                              46         48        47           94           90
VAS                               65         66        61          131          125
                               -------     ------    ------        -----       ------
Network Services                 111        114       108          225          215
                               -------     ------    ------        -----       ------
Continuing Operations            305        289       305          594          596
                               =======     ======    ======        =====       ======



Three months ended 30 September 2004 compared with three months ended 30 September 2003


Optical Networks (25% of Q2 sales from Continuing Operations)

Sales of Optical Network equipment declined 5% from GBP80 million to GBP76 million. This was primarily due to a decline in optical sales in APAC (14% of Optical Network sales) with EMEA (80%) and CALA (6%) broadly stable.

Within APAC, the most marked reduction in sales occurred in China and India. In China, this was due to further delays to contract extensions with China Unicom while in India, this was due to the absence of replacement orders following the completion of network build contracts in the previous year. There was a slight decrease in sales in Australia pending initiation of deliveries under our new optical frame contract with Telstra, scheduled for later in the financial year.

Within EMEA, increased sales in the UK and Germany offset reduced demand for optical equipment in Italy. In the UK, optical sales to BT remained stable year on year with a modest increase in sales to second tier operators. In Italy, Telecom Italia reprioritised spend away from its optical transmission network towards its broadband access deployment. This trend was further exacerbated by the completion of core optical network deployments for other Italian operators during the previous year, which have been replaced during the quarter by lower volume in-fill activities.

Access Networks (25% of Q2 sales from Continuing Operations)

Sales of access network equipment increased by 19% from GBP64 million to GBP76 million.

Fixed Wireless Access (34% of Access Networks sales) was the main growth driver as a result of continued strong demand from German mobile operators.

We also recorded strong growth in Broadband Access (18% of Access Networks sales), largely as a result of increased sales of our Access Hub platform to BT under the frame contract signed in August 2003.

Access Hub sales in Italy, predominantly to Telecom Italia, also increased slightly.

The balance of Other Access product sales declined slightly year on year primarily due to lower sales of legacy equipment to BT. We expect this reduction to continue as BT concentrates on moving forward with its broadband access rollout and 21st Century Network project.

EMEA accounted for 93% of Access Network sales in the three months to 30 September 2004, with APAC at 4% and CALA at 3%.

Broadband Routing and Switching (BBRS) (14% of Q2 sales from Continuing Operations)

BBRS sales fell 21% from GBP53 million to GBP42 million.

Three main factors contributed to the decline during the period:
a) a reduction in sales to the US Federal Government, which reprioritised projects and pushed orders into the next budget year, commencing 1 October 2004;
b) softness in the US service provider market, a trend we expect to continue in the second half of the financial year; and
c) BXR-48000 shipments to a major European financial institution in the corresponding period of the previous financial year not repeated in the second quarter.

These declines were partially offset by a modest increase in sales in APAC as a result of the supply of our ASX-4000 product to a major Japanese service provider. We also recorded an increase in shipments of BBRS equipment as part of one of our long-term contracts in the Middle East.

In the three months ended 30 September 2004, North America accounted for 75% of BBRS equipment sales, with EMEA at 14% and APAC at 11%. The reduced level of BBRS sales was the main factor contributing to the decline in overall North American revenues during the period.

Network Services

Overall, sales of Network Services (IC&M and VAS) grew approximately 3% from GBP108 million to GBP111 million. Increased sales in the UK, Germany and Australia offset declines in the Middle East and Italy.

Installation, Commissioning and Maintenance (IC&M) (15% of Q2 sales from Continuing Operations)

Sales of IC&M remained relatively stable with only a small decline of 2% year on year.

This decline was largely due to a shift in the profile of activities performed under one of our long-term contracts in the Middle East, where the mix between equipment and services varies according to the roll-out programme. In the quarter, we recorded an increased proportion of equipment sales to the detriment of the services element of the contract. In addition, IC&M sales to Telecom Italia were down as a result of the shift in spend from Optical Networks to Access Networks, reported above. Our optical frame contracts with this major customer cover the provision of optical equipment and associated installation services whilst Telecom Italia's in-house service teams fulfil a high proportion of the installation work in their broadband access network.

These declines were partially offset by growth in Germany and Australia. In Germany, this was related to the strong growth in fixed wireless access equipment for 3G mobile network deployments, while in Australia, this was predominantly due to recent contract award for the IP1 network upgrade for Telstra, as we successfully completed the first contract milestone within the quarter.

Value Added Sales (VAS) (21% of Q2 sales from Continuing Operations)

Sales of Value Added Services grew 7% from GBP61 million to GBP65 million.

In the UK, cable service sales increased significantly as a result of BT's investment in their broadband network. In addition BT's drive to improve the reliability of their network through programmes to enhance the network resilience and facilitate remote operational access, have also provided additional workstreams. This increase has more than compensated for the decline in sales from one of our major long-term Government contracts as it nears completion.

Six months ended 30 September 2004 compared to six months ended 30 September
2003

Sales from Continuing Operations remained relatively stable compared to the corresponding period of the previous financial year. The profile of sales was broadly similar to the trends described for the three-month period above.

Analysis by Geographic Area


                                               Three months ended
                            30 September           30 June         30 September
GBP million and %                  2004               2004               2003

                           GBP m        %      GBP m     %      GBP m          %


United Kingdom               113      37.0      109      37.7       89      29.2
Italy                         28       9.2       28       9.7       40      13.1
Germany                       51      16.7       47      16.3       41      13.4
Other EMEA                    45      14.8       40      13.8       53      17.4
                            ------    ------   ------    ------   ------    ------
EMEA                         237      77.7      224      77.5      223      73.1

NA                            40      13.1       38      13.2       50      16.4
CALA                           9       3.0        9       3.1        9       3.0
APAC                          19       6.2       18       6.2       23       7.5
                            ------    ------   ------    ------   ------    ------
Continuing Operations        305     100.0      289     100.0      305     100.0
                            ======    ======   ======    ======   ======    ======



The main factors driving the sales trends in our major geographies were as follows:

United Kingdom: The 27% growth in sales, when compared to the corresponding quarter of the previous year, was driven by increased sales to BT (mainly cable services and broadband access) and a modest pick-up in demand for optical and access equipment from second tier operators

Italy: A 30% reduction in sales was a result of the completion of optical network builds for Vodafone and 2nd tier network operators. Sales to Telecom Italia remained broadly stable.

Germany: The 24% increase in sales was driven by sustained high demand for fixed wireless access infrastructure from mobile operators in support of 3G network deployments

North America: A 20% reduction in sales driven by the weaker than usual seasonal uptick in BBRS, described above.

CALA: Sales remained stable, showing continued signs of a return to market stability, with current demand focused on optical networks.

APAC: The 17% reduction in sales year on year is driven by completion of major network build programmes in India and China in the previous financial year, combined with absence of orders for new builds during the period.

Key Customers


For the six months ended 30 September 2004, our ten largest customers were (in alphabetical order): BT, Deutsche Telekom, E-Plus, Metro City Carriers (Germany), O2, Telecom Italia, Telstra, US Federal Government, Vodafone and Wind (Italy). In aggregate, these customers accounted for 57% of sales from Continuing Operations (ten largest customers in the six months ended 30 September 2003: 52% of sales from Continuing Operations).

BT remains our largest customer and accounted for 27% of sales from Continuing Operations in the three months ended 30 September 2004 (2003: 26%) and 27% in the six months ended 30 September 2004 (2003: 25%) The increase in sales compared to the previous year resulted mainly from the onset of new contracts for cable services and Access Hubs.




Book to Bill Ratio
                               Three months ended            Six months ended
                                  30 September                 30 September
                                2004        2003            2004          2003

Optical and Access Networks     1.15        1.18            1.08          1.08
BBRS                            0.88        1.03            0.79          0.96
Network Services                1.03        1.52            0.94          1.19
                            ==========   =========      ==========      ========

Continuing Operations           1.07        1.27            0.99          1.10
                            ==========   =========      ==========      ========


Book to bill for Optical and Access Networks stood at 1.15 broadly in line with the same quarter of the prior year (1.18).

Book to bill in BBRS fell from 1.03 to 0.88. This is mainly due to the profile of orders and sales for the US Federal Government, with a higher than usual level of shipments made in the quarter from orders received in prior periods, further compounded by the re-prioritisation of orders into the new Federal budget year.

This ratio is less meaningful in Network Services given the long-term contract nature of this business where the full value of a service contract, which can typically be worth tens of millions of sterling is booked as an order at the point of firm contract signature and then recognised as sales over the life of the contract, which can typically be over a period of 2 to 5 years. Network Services book to bill declined year on year from 1.52 to 1.03 largely as a result of the booking of two large orders in the three months ended 30 September 2003 (Toll Collect and a long-term wireless services contract).

Cost Reclassification

As previously described, from 1 April 2004 we have reclassified certain costs, which were previously accounted for within cost of sales and are now treated as operating expenses. This reclassification impacts our Optical and Access Networks and Network Services segment.

Management view these cost reclassifications as a more appropriate allocation of costs in order to increase control and accountability within the context of our continued move towards an outsourced supply chain model.

Three main factors contribute to the overall cost reclassification:

(i) We have retained new product introduction processes in-house and reorganised these activities into a single cost centre within our R&D function. Costs relating to new product introduction are now charged in their entirety to R&D expenses (whereas previously these were charged in part to R&D and in part to cost of sales);
(ii) HR and Finance related costs are now charged in their entirety to G&A compared to reallocation across cost of sales, R&D, S&M and G&A previously;
(iii) we have established Contract Marshalling Centres (CMCs) in each of our main regional service organisations to act as an assembly point, where we bring together equipment from our own facilities and those of our various outsourced manufacturing partners, prior to delivery and installation at the customer site. Previously, this function was the responsibility of our supply chain and we allocated these costs to equipment sales. The newly established CMCs form part of our services organisation and consequently, we now allocate these costs to services sales.

These reallocations do not represent changes of accounting policy and do not impact our operating profit/(loss), and we have not, therefore, restated prior year analysis. For ease of comparison, we have included below a table setting forth pro forma adjusted gross profit and adjusted operating expenses for each quarter of the previous financial year for Continuing Operations as if we had adopted the new cost allocations from 1 April 2003:


GBP million                                    Three months ended
                                    31 March   31 Dec  30 Sept       30 June
                                        2004     2003     2003          2003
Adjusted gross profit (1)
Reported                                 106       93       84            68
Adjusted gross margin %                 32.2%    29.2%    27.5%         23.4%

Pro forma                                113      100       91            74
Adjusted gross margin %                 34.3%    31.3%    29.8%         25.4%
                                        =====    =====    =====         =====
Adjusted operating expenses (2)

Reported                                  92       97      104           113

Pro forma                                 99      104      111           119
                                        =====    =====    =====         =====

(1) see page 15
(2) see page 17

Gross Profit

The table below sets forth our gross profit and adjusted gross profit (before operating exceptional items) from Continuing Operations after the impact of cost reclassification as described on the previous page.



GBP million                     Three months ended              Six months ended
                           30 Sept   30 June      30 Sept   30 Sept        30 Sept
                              2004      2004         2003      2004           2003
                                               (Pro forma)              (Pro forma)



Adjusted Gross profit by
business
Optical and
Access
Networks                        54        46           35       100             68
                              35.5%     33.6%        24.3%     34.6%          23.9%
BBRS                            26        24           34        50             60
                              61.9%     63.2%        64.2%     62.5%          62.5%
Network
Services                        21        23           22        44             37
                              18.9%     20.2%        20.4%     19.6%          17.2%
                             -------   -------     --------   -------       --------
Continuing
Operations                     101        93           91       194            165
                             =======   =======     ========   =======       ========
Adjusted gross
margin %                      33.1%     32.2%        29.8%     32.7%          27.7%

Operating exceptional
credit to cost of sales
Optical and Access
Networks                         3         1            1         4              6
                             =======   =======     ========   =======       ========

Gross profit by business
Optical and
Access
Networks                        57        47           36       104             74
                              37.5%     34.3%        25.0%     36.0%          26.0%
BBRS                            26        24           34        50             60
                              61.9%     63.2%        64.2%     62.5%          62.5%
Network
Services                        21        23           22        44             37
                              18.9%     20.2%        20.4%     19.6%          17.2%
                             -------   -------     --------   -------       --------
Continuing
Operations                     104        94           92       198            171
                             =======   =======     ========   =======       ========
Gross margin %                34.1%     32.5%        30.2%     33.3%          28.7%


Three months ended 30 September 2004 as compared to the three months ended 30 June 2004

Adjusted gross profit from Continuing Operations was GBP8 million higher than the previous quarter, predominantly driven by the overall increase in sales of Optical and Access Networks. At 33.1%, adjusted gross margin from Continuing Operations was 0.9 percentage points higher than the 32.2% adjusted gross margin reported for the previous quarter. This increase was predominantly a result of higher production volumes, particularly for our Optical and Access Networks products, leading to a much-improved levels of recoveries within our manufacturing and supply chain operations.

In Optical and Access Networks we recorded an adjusted gross profit of GBP54 million (Q1 FY05 GBP46 million), representing an adjusted gross margin of 35.5% of sales (Q1 FY05 33.6%). The GBP8 million increase in adjusted gross profit resulted mainly from the higher level of equipment sales recorded in the period. This resulted in an improved level of manufacturing recoveries, with business mix contributing further to the improvement in adjusted gross margin.

Optical Networks sales remained broadly in line with the levels recorded in the previous quarter, the main increase in volumes coming from Access Networks. Sales to mobile operators in Germany continued to improve in the three months ended 30 September 2004, with higher gross margin impact due to sale of network management in Access Networks, and deployment of more fixed wireless SDH products (which carry a higher margin than PDH products). A further improvement was recorded in the quarter as the rollout of Access Hub, particularly to BT, shifted towards delivering additional line capacity in some of the existing chassis, generating higher margins than the initial deployment in the previous quarter.

In BBRS, we recorded an adjusted gross profit of GBP26 million (Q1 FY05 GBP24 million), resulting in an adjusted gross margin of 61.9% of sales (Q1 FY05 63.2%).

The GBP2 million improvement in gross profit was driven by the 11% sequential increase in sales. Adjusted gross margin however was impacted during the quarter by two main factors a) a reduced level of sales of our BXR 48000, which is our most sophisticated, highest capacity multi-service switch router and consequently generates higher gross margins than our other product lines and b) an increase in the proportion of lower margin BXR 5000 shipments to the US Federal Government, which we source through our OEM partner, Laurel Networks.

More generally, we are experiencing some pressure on gross margins in BBRS, which is mainly being caused by a shift in business mix resulting from a) lower demand for equipment from US service providers and b) increased demand for services, particularly in the area of security and surveillance. Whilst service projects typically generate lower gross margins, they also require lower R&D investment, and therefore represent attractive business opportunities for BBRS.

In Network Services we recorded an adjusted gross profit of GBP21 million (Q1 FY05 GBP23 million), representing an adjusted gross margin of 18.9% of sales (Q1 FY05 20.2%). The reduction in adjusted gross profit of GBP2 million was driven by reduced sales, further compounded by business mix. Increased proportions of cable sales in the VAS business that carry lower margins than the rest of our Network Services portfolio, resulted in the decline in adjusted gross margin against the previous quarter, further compounded by lower proportions of IC&M sales that generate higher than average Network Services margins.

Three months ended 30 September 2004 as compared to the three months ended 30 September 2003

Adjusted gross profit from Continuing Operations increased by GBP10 million in the three months ended 30 September 2004 compared to the corresponding period of the previous financial year, with adjusted gross margin increasing from 29.8% to 33.1%.

There has been a significant year on year improvement, with substantial cost savings more than sufficient to offset the unfavourable business mix resulting from decreased proportions of BBRS sales at higher than average Group margin. In Optical and Access Networks, we achieved improvements in our supply chain operations through reduced cost of materials and labour efficiencies, with further improvements resulting from sales of our next generation network equipment. In Network Services, improvements were achieved through headcount reductions and improved productivity and efficiency within our field force, partially offset by the higher proportion of cable service sales within the VAS business in the three months ended 30 September 2004. This was partially offset by BBRS business recording a higher proportion of services sales that carry lower margins than sales of BBRS equipment.

Six months ended 30 September 2004 as compared to the six months ended 30 September 2003

Adjusted gross profit from Continuing Operations increased by GBP29 million in the six months ended 30 September 2004 compared to the corresponding period of the previous financial year, with adjusted gross margin increasing by 5 percentage points from 27.7% to 32.7%. The factors that led to this improvement are the same as those that led to an improvement in the three months ended 30 September 2004 compared to the three months ended 30 September 2003. This is consistent with our guidance to deliver a four percentage point increase in gross margin for the full year.


Pricing Environment

There were no material changes to the pricing environment during the quarter.


Operating Expenses

The table below provides an analysis of operating expenses incurred within our Continuing Operations on an "as reported" basis:



GBP million                          Three months ended       Six months ended
                               30 Sept   30 June   30 Sept   30 Sept   30 Sept
                                  2004      2004      2003      2004      2003


Research and Development (before
share option costs)                 47        44        44        91        93
Sales and Marketing (before
share option costs)                 34        34        44        68        90
General & Administration (before
share option costs and exceptional
items)                              18        18        18        36        39
Net Other Operating
(Income)/Expense                     -         -        (2)        -        (5)
                                  ------    ------    ------    ------    ------
Adjusted Operating Expenses -
Continuing Operations               99        96       104       195       217
Exceptional charge to operating
expenses                             1         -        11         1        28
Share options                        7        10         8        17         9
Goodwill
amortisation                        22        22        21        44        43
                                  ------    ------    ------    ------    ------
Operating
Expenses -
Continuing Operations              129       128       144       257       297
                                  ======    ======    ======   =======    ======


Operating expenses include operating exceptional costs relating mainly to restructuring, charges relating to the amortisation of goodwill and costs relating to our share option schemes.

The share option costs are analysed separately as they are predominantly non-cash items. Details of the Company's share option schemes are set out in the Notes to the Non-Statutory Accounts; Note 14c on page 46.

In aggregate, had we adopted the new cost classifications during the last financial year, adjusted operating expenses for Continuing Operations in the three months ended 30 September 2003 would have amounted to GBP111 million, GBP7 million higher than the GBP104 million reported and adjusted operating expenses in the six months ended 30 September 2003 would have amounted to GBP230 million, GBP13 million higher than the GBP217 million reported. The following table provides an analysis of operating expenses on a pro forma basis to reflect the cost reclassification:


GBP million                        Three months ended        Six months ended
                            30 Sept  30 June     30 Sept   30 Sept     30 Sept
                               2004     2004        2003      2004        2003
                                              (Pro forma)           (Pro forma)
Research and Development
(before share option costs)      47       44          50        91         105
Sales and Marketing (before
share option costs)              34       34          41        68          83
General & Administration
(before share option costs and
exceptional items)               18       18          22        36          47
Net Other
Operating
(Income)/Expense                  -        -          (2)        -          (5)
Adjusted Operating Expenses -
Continuing Operations            99       96         111       195         230
Exceptional charge to
operating expenses                1        -          11         1          28
Share options                     7       10           8        17           9
Goodwill amortisation            22       22          21        44          43
                               ======   ======    ========   =======    ========
Operating Expenses -
Continuing Operations           129      128         151       257         310
                               ======   ======    ========   =======    ========


The table below sets forth an analysis of R&D expenditure for the three and six months ended 30 September 2004 and 2003 for Continuing Operations, excluding R&D costs relating to non-core mobile communications businesses now disposed:


As % of Adjusted R&D Expenditure         Three months ended    Six months ended
                                             30 September         30 September
                                          2004        2003      2004      2003
                                             %           %         %         %
Optical Networks                            44          42        44        43
Access Networks                             35          32        34        31
BBRS                                        18          21        19        21
Network Services                             3           5         3         5
                                        --------     -------   -------   -------
                                           100         100       100       100
                                        ========     =======   =======   =======

Three months ended 30 September 2004 compared to three months ended 30 June 2004

On a pro forma basis, after taking into account the impact of the cost reclassification described above, adjusted operating expenses incurred within our Continuing Operations increased by GBP3 million from GBP96 million in the three months ended 30 June 2004 to GBP99 million.

Additional Research & Development costs resulted mainly from an increase in new product introduction activity within Optical Networks following the ramp-up of customer trials for our next generation SM1/4 ultra compact SDH multiplexer (now trialling in over 20 customer labs) and our next generation optical metro platform, OMS1664 (now trialling in over 30 customer labs). In addition, we are increasing our investment in our SoftSwitch platform to accelerate new feature development in line with operator requirements and in support of future sales opportunities. During the second quarter, we began to transfer engineering resource previously allocated to our BBRS product lines to our Optical and Access programmes in order to better leverage the data networking skills within our organisation.

Whilst reported Sales & Marketing costs remained stable quarter on quarter at GBP34 million, we did not charge further severance payments and costs of onerous leases directly to the Sales & Marketing function, as previously recorded in the first quarter. As a result, on an underlying basis, there has been a modest increase in Sales & Marketing expenditure. This resulted predominantly from the increased level of customer bid and trial costs in support of future growth opportunities - in particular the BT 21st Century Network project - as well as some focused recruitment within our salesforce, particularly in our Northern Europe region (which primarily covers UK, Benelux and France).

G&A costs have remained stable at GBP18 million in the quarter as we have not been able to realise further savings as quickly as we had planned. We are moving forward with process and efficiency improvement programmes across G&A functions and in particular, within Finance, which are expected to produce cost savings in the longer-term. Currently, however resource is being re-allocated to specific compliance projects (such as International Accounting Standards and Sarbanes Oxley).

We employed a total workforce of approximately 10,140 at 30 September 2004 compared to 12,135 at 30 June 2004. Approximately 2,050 employees were transferred to Emerson during the quarter following completion of the disposal of our Outside Plant & Power business.

We incurred no net other operating expenses during the first half of the financial year.

We incurred a net GBP1 million operating exceptional charge during the three months ended 30 September 2004 in relation to our ongoing operational restructuring initiatives. Charges of GBP5 million incurred during the previous quarter were offset by GBP5 million of restructuring and litigation provision releases no longer required, giving a net operating exceptional cost of GBPnil for the three months ended 30 June 2004.

Share option costs reduced from GBP10 million in the previous quarter to GBP7 million in the three months ended 30 September 2004. The charge relating to each tranche of share options is expensed over the period from the Plan start date to the earliest vesting date for that tranche. The overall charge reduces therefore as each vesting date is reached. The reduction in the quarter reflects the absence of a charge for tranche 1 for options granted on 19 May 2003 (which vested on 19 May 2004) and only a partial charge for the second tranche (which vested on 19 August 2004). The earliest vesting date for tranche 3 is 19 November 2004, tranche 4 is 19 August 2005 and tranche 5 is 19 August 2006. Of the GBP7 million charged for share options in the quarter, GBPnil was allocated to Research & Development, GBP2 million to Sales & Marketing and GBP5 million to General & Administration expenses.

Three months ended 30 September 2004 compared to three months ended 30 September 2003

On a pro forma basis, after taking into account the impact of the cost reclassification described above, we reduced adjusted operating expenses in our Continuing Operations by approximately GBP12 million or 11% from GBP111 million in the three months ended 30 September 2003 to GBP99 million.

Significant cost savings were achieved across all areas of expenditure over the period as we implemented our operational restructuring plans. These were mainly driven by headcount reductions and efficiency improvement initiatives, which included the rationalisation, consolidation and closure of sites, R&D centres and sales offices worldwide.

Other factors contributing to the overall reduction in R&D expenditure included reduced depreciation due to lower levels of capital expenditure and the previously disclosed write-down of obsolete development and test models. Further G&A cost savings have been generated through reduced spend on insurance and professional fees.

It should also be noted that over the course of the last financial year, as we completed new product launches, we reduced the proportion of R&D expenditure for BBRS mainly in order to focus increased resource on our next generation multi-service access platforms - Access Hub and SoftSwitch - which we believe offer good medium-term growth prospects.

Six months ended 30 September 2004 compared to six months ended 30 September
2003

The adjusted operating expenses have reduced by GBP35 million to GBP195 million from GBP230 million with savings achieved in all cost areas. These are due to the cost cutting and rationalisation initiatives described above.

We employed a total workforce in Continuing Operations of 11,773 at 30 September 2003, which has subsequently decreased to 10,140 employees.


Operating Profit/(Loss)
                             Three months ended            Six months ended
                        30 Sept    30 June    30 Sept    30 Sept    30 Sept
GBP million                2004       2004       2003       2004       2003
Optical and
Access Networks(1)           (4)        (8)       (30)       (12)       (57)
BBRS                         11          8         16         19         25
Network Services(1)           3          5          3          8         (9)
Central costs                (8)        (8)        (9)       (16)       (19)
Other                         -          -          -          -         (5)
                          -------    -------   --------    -------   --------
Adjusted operating
profit/(loss)                 2         (3)       (20)        (1)       (65)

Operating exceptional
items                         2          1        (11)         3        (28)
Share option
costs                        (7)       (10)        (8)       (17)        (9)
Goodwill amortisation       (22)       (22)       (21)       (44)       (43)
                          =======    =======   ========    =======   ========
Operating loss
- Continuing Operations     (25)       (34)       (60)       (59)      (145)
                          =======    =======   ========    =======   ========

(1) The cost reclassification described on page 14 has been included in these figures, the effect of which was to reduce the operating loss for Optical and Access Networks by GBP3 million and reduce the operating profit in Network Services by GBP3 million for each of Q2 and Q1 FY04.

Operating loss has reduced from GBP60 million in the three months ended 30 September 2003 and GBP34 million in the three months ended 30 June 2004, to GBP25 million in the three months ended 30 September 2004, the reasons for this are discussed below.

Adjusted Operating Profit/(Loss)

Three months ended 30 September 2004 compared to three months ended 30 June 2004

We recorded a GBP2 million adjusted operating profit (before operating exceptional items, share option costs and goodwill amortisation) in Continuing Operations compared to an adjusted operating loss of GBP3 million in the previous quarter.

In Optical and Access Networks, the increased R&D investment described above was more than offset by the higher level of gross profit generated during the quarter as a result of the higher level of sales and production volumes described under Sales and Gross Profit described above. These factors led to a GBP4 million improvement in adjusted operating loss from GBP8 million in the three months ended 30 June 2004 to GBP4 million loss in the quarter.

BBRS recorded an adjusted operating profit of GBP11 million compared to a GBP8 million adjusted operating profit in the previous quarter. This was mainly due to the higher level of gross profit generated on higher sales volumes as described under Gross Profit above.

The GBP2 million reduction in adjusted operating profit in Network Services, from GBP5 million in the three months ended 30 June 2004 to GBP3 million in the quarter, resulted from the lower level of Gross Profit described above.

Central costs, which include all central function costs (e.g. the Board of Directors, executive management team, legal, finance, strategy, IT and communications) remained stable at GBP8 million.

Three months ended 30 September 2004 compared to three months ended 30 September 2003

The GBP2 million adjusted operating profit (before exceptional items, share option costs and goodwill amortisation) in Continuing Operations in the quarter was a significant improvement on the GBP20 million adjusted operating loss recorded in the corresponding quarter of the previous year.

The most marked improvement was recorded in Optical and Access Networks where the adjusted operating loss was reduced from GBP30 million in the three months ended 30 September 2003 to an adjusted operating loss of GBP4 million in the quarter. This was driven largely by improved sales and our ongoing cost reduction and efficiency improvement actions in our European manufacturing and supply chain operations, including the benefit of our outsourcing arrangements, procurement initiatives and product cost reductions.

Adjusted operating profit in BBRS decreased to GBP11 million (Q2 FY04 GBP16 million) due to the reduced sales volume and margin discussed above.

In Network Services, our adjusted operating profit of GBP3 million in the three months ended 30 September 2004 was stable with that achieved in the corresponding period last year. The decline in gross margins in the year has been offset by cost savings and efficiency improvements.

Central costs reduced by GBP1 million to GBP8 million (Q2 FY04 GBP9 million) as a result of headcount reductions and other cost savings in central functions, particularly HR, legal and finance.

Six months ended 30 September 2004 compared to six months ended 30 September
2003

All business segments contributed to the GBP64 million increase in the improvement in adjusted operating loss (before operating exceptional items, share option costs and goodwill amortisation) in Continuing Operations. The factors that led to this improvement are the same as those that led to an improvement in the three months ended 30 September 2004 compared to three months ended 30 September 2003.

Operating Exceptional Items

In the three months ended 30 September 2004, GBP3 million of operating exceptional items were credited to cost of sales related to the release of certain supplier liability provisions. In addition a net GBP1m was charged for employee severance and site rationalisation to operating costs. This is a significant decrease from the net GBP11 million charged in the three months ended 30 September 2003.

Further details of operating exceptional items included in the profit and loss account in the six months ended 30 June 2004 and 2003 are set out in the Notes to the Non-statutory Accounts; Note 4a), page 39.

Goodwill  Amortisation

Goodwill amortisation remained relatively constant at GBP22 million for the three months ended 30 September 2004 compared to the charge of GBP22 million for the three months ended 30 June 2004 and GBP21 million for the three months ended 30 September 2003.

Other Financial Items - Group basis only

Joint Ventures and Associates

In the three months ended 30 September 2004, operating losses in respect of joint ventures and associates were GBPnil compared to GBP5 million for the three months ended 30 September 2003, following the disposal of Confirmant and Easynet in prior periods.

Non-Operating Exceptional Items
In the three and six months ended 30 September 2004, the gain on disposal of Discontinued Operations of GBP103 million related to the disposal of our OPP business.

In the three months ended 30 September 2003, non-operating exceptional items reflect the profits on the disposal of our associate Easynet (GBP76 million), Marconi Mobile Access S.p.A. (GBP9 million) and other fixed asset investments (GBP15 million).

Interest and Finance Expenditure
The following table sets forth the composition of our net interest expense for the three months and six months ended 30 September 2003 and 2004


                                 Three months ended           Six months ended
                               30 Sept      30 Sept        30 Sept        30 Sept
                                  2004         2003           2004           2003

Interest Charged on
Loan Notes                         (4)          (16)           (9)            (27)
Other Interest Charged              -            (4)           (1)             (5)
Interest accrual release (1)        -             -             -               3
Interest Received                   3             4             7               9
                               --------       -------       -------         -------
Net Interest Expense               (1)          (16)           (3)            (20)
                               ========       =======       =======         =======

The following table sets forth the composition of our net finance expenditure for the three months and six months ended 30 September 2003 and 2004

                                 Three months ended           Six months ended
                              30 Sept       30 Sept       30 Sept         30 Sept
                                 2004          2003          2004            2003
10%
Redemption/Repurchase             (25)          (11)          (28)            (11)
Premium on Loan Notes
Pensions, net (2)                  (1)           (1)           (1)             (3)
Interest Rate Swaps (3)             -             -             -             (46)
Foreign Exchange                    1             -             1              13
Other                              (1)            -            (1)              -
                               --------       -------       -------         -------
Net Finance Expenditure           (26)          (12)          (29)            (47)
                               ========       =======       =======         =======



(1)     incurred on the completion of the financial restructuring
(2) net interest on pension scheme liabilities and expected return on pension assets
(3) write off of capitalised losses from interest rate swap arrangements following completion of the Financial Restructuring

During the three months ended 30 September, we completed the repayment of the Senior Notes, reducing the principal amount from GBP245 million at 30 June 2004 to GBPnil as at 1 September 2004. We paid an approximate 10% premium to redeem and repurchase the Notes, which is reflected within net finance expenditure. Repayment of the Loan Notes was also the main factor contributing to the significantly reduced interest charges over the period.

Taxation

For the three months ended 30 September 2004, the net tax charge was GBP22 million due to a GBP19 million charge on the disposal of OPP and a GBP3 million charge for the current period.

For the six months ended 30 September 2004, the net tax charge was GBP19 million due to a GBP19 million charge on the disposal of OPP, a GBP5 million release of provisions no longer required in respect of prior periods and a GBP5 million charge for the current period.

Although the group has significant tax losses as at 30 September 2004, we will incur ongoing tax cash costs where losses are unavailable to cover any historic audit adjustment and/or future taxable profits.

FINANCIAL CONDITION

Balance Sheet

Net Assets
At 30 September 2004, we had net assets of GBP353 million compared to GBP324 million at 30 June 2004 and GBP352 million at 31 March 2004.
The main factor contributing to the increase in net assets during the three months ended 30 September 2004 was the gain on the sale of OPP, which more than offset our interest charges and finance expenditure and loss arising from an actuarial review under FRS 17 of our pension plans described on page 24.

Net assets sold with OPP amounted to GBP85 million, including goodwill of GBP44 million, fixed assets of GBP24 million, inventory of GBP29 million, net debtors of GBP25 million, net creditors and provisions of GBP21 million and a pension provision of GBP16 million.

Goodwill

At 30 September 2004, the net book value of Group goodwill amounted to GBP346 million compared to a net book value at 30 June 2004 of GBP413 million and at 31 March 2004 of GBP436 million. The reduction in the three months ended 30 September 2004 comprised amortisation for the period of GBP23 million (including GBP1 million for OPP) and goodwill disposed upon the sale of OPP of GBP44 million. The goodwill balance at 30 September 2004 related mainly to GPT and businesses acquired from Nokia (Optical Networks) and Bosch (mainly Fixed Wireless Access).

Fixed Assets

As at 30 September 2004, we had tangible assets of GBP114 million compared to GBP142 million as at 30 June 2004 and GBP148 million at 31 March 2004. The reduction in tangible assets in the three months ended 30 September was due to the disposal of OPP of GBP24 million, depreciation of GBP10 million, offset by capital expenditure of GBP5 million and a foreign exchange gain of GBP1 million.

The reduction for the six months ended 30 September 2004 was due to the disposal of OPP of GBP24 million, depreciation of GBP21 million, disposals of GBP1 million offset by capital expenditure of GBP10 million and a foreign exchange gain of GBP2 million.

Investments

As at 30 September 2004 we had fixed asset investments of GBP8 million, this relates primarily to our investments in associated companies. This is broadly consistent with GBP9 million at 30 June and 31 March 2004.

Working Capital
An overview of balance sheet movements is described below. Working capital ratios and cash flow impacts are discussed on page 26.

Stocks

Net stocks and contracts in progress were GBP156 million at 30 September 2004 compared to GBP171 million at 30 June 2004 and GBP174 million at 31 March 2004. The movement since 30 June 2004 relates to the net inventory disposed of with OPP of GBP29 million, foreign exchange gain of GBP4 million and cash impacting stock increase of GBP8 million in Continuing Operations.

Stock provisions decreased to GBP216 million at 30 September 2004 compared to GBP233 million at 30 June 2004 and GBP248 million at 31 March 2004. The reduction in the three months ended 30 September 2004 and in the six months ended 30 September 2004 mainly resulted from the disposal of OPP and the utilisation of provisions on scrapping of obsolete stocks.

Debtors

Net debtors amounted to GBP343 million at 30 September 2004, compared to GBP359 million at 30 June 2004 and GBP393 million at 31 March 2004. The movement since 30 June 2004 relates to the net debtors disposed of due to the sale of OPP of GBP25 million, foreign exchange gain of GBP5 million, non operating other debtor decrease of GBP2 million and cash impacting increase in debtors of GBP6 million.

Other debtors and prepayments amounted to GBP59 million at 30 September 2004 compared to GBP64 million at 30 June 2004 and GBP63 million at 31 March 2004. The reduction in the three months ended 30 September relates to the unwinding of annual prepayments across the group.

Creditors

Tradecreditors, other creditors, accruals and payments received in advance (excluding current taxation) amounted to GBP414 million at 30 September 2004 compared to GBP427 million at 30 June 2004 and GBP453 million at 31 March 2004. The movement since 30 June 2004 relates to net creditors associated with the sale of OPP of GBP15 million, a foreign exchange loss of GBP6 million and utilisation of an interest creditor of GBP4 million.

Trade creditors have decreased in the quarter to 30 September 2004 from GBP167 million at 30 June 2004 to GBP160 million at 30 September 2004 compared to GBP155 million at 31 March 2004.

Other creditors, accruals and payments received in advance (excluding current taxation) amounted to GBP254 million at 30 September 2004 compared to GBP260 million at 30 June 2004 and GBP298 million at 31 March 2004. The reduction in the three months to 30 September 2004 is mainly due to the trading out of prepayments on contracts GBP8 million and the utilisation of Senior notes interest accrual GBP4 million offset by GBP5 million of accrual for advisor fees on the OPP disposal.

The reduction in the six months to 30 September 2004 is mainly due to the payment of "all employee" bonus accruals of GBP16 million, the trading out of prepayments on contract of GBP11 million, the trading of GBP7 million of contract cost and the utilisation of Senior notes interest accrual of GBP5 million offset by GBP5 million of accruals for advisor fees on the OPP disposal.

Provisions

Provisions for liabilities and charges stood at GBP180 million at 30 September 2004 compared to GBP184 million at 30 June 2004 and GBP219 million at 31 March 2004.

The decrease of GBP4 million in the three months ended 30 September 2004 was due to the creation of disposal provisions following the sale of OPP of GBP11 million, net utilisation of GBP5 million for restructuring, net utilisation of GBP5 million for warranties & contracts, and net utilisation of litigation and other provisions of GBP5 million.

The decrease of GBP39 million in the six months ended 30 September 2004 included a net utilisation of GBP16 million for restructuring, GBP15 million for warranties & contracts, the settlement of Telcordia litigation for GBP12 million, the provision for transaction costs on the OPP disposal of GBP11 million and net utilisation of litigation and other provisions of GBP7 million.

Pensions and other retirement benefits

Our pension scheme deficit at 30 September 2004 amounted to GBP241 million compared to GBP246 million at 30 June 2004 and 31 March 2004.

At 30 September 2004 an actuarial assessment was performed of our defined benefit pension scheme liabilities and a valuation of the pension scheme assets. The actuarial assumptions reported at 31 March 2004 were reviewed for all plans and the discount rate assumption for our Italian scheme was reduced from 5.0% to 4.5%. All other assumptions remained unchanged, including those for the UK plan, our largest pension scheme.

The actuarial assessment gave rise to actuarial losses of GBP11 million, which are recognised through the Consolidated Statement of Total Recognised Gains and Losses. We recorded total asset losses of GBP13 million in our UK and US plans, as actual returns on assets were lower than previously assumed, and a loss of GBP1 million in our Italian plan due to the change in assumptions. The losses were offset by experience gains on liabilities of GBP3 million in our US plans.

Service costs, plan contributions, benefit payments and net finance costs have been recognised in accordance with the actuarial assumptions set at the beginning of the year and published at 31 March 2004.

During the six months ended 30 September 2004 we recognised settlement and curtailment gains of GBP15 million and GBP1 million respectively in the profit and loss account in relation to the US pension and post-retirement medical plans that were assumed by the purchaser of our OPP business. This has been included in the profit on disposal of GBP103 million (see note 4b on page 39).

The actuarial revisions do not impact the contributions payable into the plans. A funding valuation is planned as at 31 March 2005.


LIQUIDITY AND CAPITAL RESOURCES
                                     30 September       30 June      31 March
GBP million                                  2004          2004          2004

US $ denominated Senior Notes (1)               -          (245)         (265)
Other bilateral and bank debt                 (39)          (40)          (40)
                                         ----------    ----------     ---------
Gross financial indebtedness                  (39)         (285)         (305)

Cash and liquid resources                     374           473           519
                                         ----------    ----------     ---------
Net cash                                      335           188           214
                                         ==========    ==========     =========

(1) US$717 million upon issue in May 2003 was redeemed in full 1 September 2004 (see below).

The GBP245 million reduction in the Senior Notes balance during the three months to 30 September 2004 resulted from mandatory redemptions of GBP197 million at 110% of par value, plus accrued interest, and market repurchases of GBP49 million, for a total cost, including accrued interest, of GBP54 million. The total cost is after a GBP1 million adverse foreign exchange movement. Other debt fell by GBP1 million as a result of a reduction in the level of borrowings in Italy. The Group received gross cash proceeds from the disposal of OPP of US$375 million (approximately GBP204 million) which was used to fund the mandatory redemption of the Senior Notes described above. At 30 September 2004, the Group's cash and liquid resources totalled GBP374 million (30 June 2004: GBP473 million). Of this amount, GBP103 million represented amounts classified as restricted cash, and GBP271 million represented free cash available to the Group (see note 11 on page 43). The reduction of GBP99 million since 30 June 2004 is after taking account of GBP2 million foreign exchange loss.


Group Cash Flow

Operating Cash Flow
                                                Three months ended
GBP million                       30 September      30 June      30 September
                                          2004         2004              2003
Continuing operations:
Operating loss                             (25)         (34)              (60)
Operating exceptional items                 (2)          (1)               11
                                      ----------    ---------        ----------
Operating loss before
exceptional items                          (27)         (35)              (49)

Depreciation charge                          9           10                20
Goodwill amortisation                       22           22                21
Shares to be issued related to
share options                                7            8                 8

Decrease/(increase) in stock                (8)           1                17
Decrease/(increase) in debtors             (13)          34                51
(Decrease)/increase in creditors             9          (19)              (31)
(Decrease)/increase in
provisions                                  (4)          (4)              (10)
                                      ----------    ---------        ----------
Operating cash flow                         (5)          17                27

Discontinued Operations -
operating cash flow                         (6)          (3)                6
                                      ----------    ---------        ----------

Group operating cash flow before
exceptional Items                          (11)          14                33
                                      ==========    =========        ==========


The Group recorded an GBP11 million operating cash outflow before exceptional items during the three months ended 30 September 2004 compared to a GBP14 million inflow during the previous quarter and a GBP33 million inflow in the corresponding quarter of the previous financial year. Of the GBP11 million outflow in the quarter, GBP6 million related to OPP and was mainly due to the operating loss incurred prior to disposal.

The GBP5 million outflow from Continuing Operations was driven by a modest increase in working capital.

Over the past two years, against the backdrop of reduced market demand for our equipment and services, we have reduced the size of our business and introduced rigorous working capital management programmes that allowed us to generate cash from working capital by significantly reducing the levels of inventory held in the business, improving stock turns, reducing debtor days, actively pursuing collection of overdue debts and tightly managing our creditors.

We continue to adopt these strict working capital disciplines but are seeing modest cash outflows from working capital as we grow our business and are beginning to experience a more marked phasing of our sales towards the final month of each quarter. The main contributing factors to the increase in working capital during the second quarter were:

Continuing Operations - Stock

During the quarter, stock turns reduced from 5.5 to 5.2, with increased inventory leading to an GBP8 million cash outflow. We built up stock in a number of key territories in support of specific ongoing contracts. For example, in Germany, we were required to build up a stock of spare parts under our long-term services contract for the Toll Collect project and have also seen an increase in fixed wireless access equipment that we have shipped to German mobile operators for deployment into their 3G networks and which will be invoiced upon installation. In addition, we have built up inventory under recently awarded contracts in the UK and Australia pending delivery, installation and commissioning in the second half of the financial year.

Continuing Operations - Debtors

We reduced debtor days from 72 to 69 during the quarter as we continued to focus on cash collection and as a result of early cash receipts from a major European customer. This was however offset by the phasing of deliveries during the second quarter, approximately 50% of which were completed and invoiced in the month of September and for which we will therefore receive payment later in the financial year. In addition, as we have successfully managed our debtor position over the past two years, there is limited scope for further contribution from collection of overdue debts. As a result, debtor movements led to a cash outflow of GBP13 million during the quarter.

Continuing Operations - Creditors

Trade creditors increased by GBP7 million as sales volumes and stocks increased. The 6 day reduction in creditor days to 61 at 30 September 2004 reflects the increased proportion of purchases made through our outsourced manufacturing partners (with whom we have typically agreed shorter than average payment terms), which in turn has resulted from the growth in our equipment sales. The trading out of contract prepayments partially offset the increase in trade creditors, resulting in a GBP9 million cash inflow from creditor movements in the quarter.


GBP million
                                    Three months ended        Six months ended
                                  30 Sept  30 June  30 Sept        30 Sept
                                     2004     2004     2003     2004     2003

Group operating cash flow
before exceptional items              (11)      14       33        3       65
Exceptional operating cash flow
(before financial restructuring
payments)                              (6)     (26)     (38)     (32)     (74)
                                     ------   ------   ------   ------   ------
Group operating cash flow (after
exceptional items and before financial
restructuring payments)               (17)     (12)      (5)     (29)      (9)

Returns on investments and
servicing of finance                  (30)      (5)     (23)     (35)     (19)
Tax                                    (3)      (2)       -       (5)      (2)
Capital expenditure and
financial investment                   (5)      (4)      19       (9)      41
Acquisition and disposals             195       (4)     104      191       98
                                     ------   ------   ------   ------   ------
Group cash flow before financial
restructuring, use of liquid
resources, and financing              140      (27)      95      113      109
Exceptionals - payment to
ESOP creditors                          -        -        -        -      (35)
                                     ------   ------   ------   ------   ------
Group cash flow before use of liquid
resources and financing               140      (27)      95      113       74

Management of liquid resources         16       11        5       27       19
Cash element of Scheme
consideration                           -        -        -        -     (340)
Other net cash outflow from
financing                            (247)     (23)    (104)    (270)    (105)
                                     ------   ------   ------   ------   ------
Decrease in cash and net bank
balances repayable on demand          (91)     (39)      (4)    (130)    (352)
                                     ======   ======   ======   ======   ======


Three months ended 30 September 2004

Group operating cash outflow was GBP17 million, this included a GBP6 million exceptional operating cash outflow incurred in relation to our operational restructuring to cover further severance payments, site closure costs and onerous property lease commitments. In line with our previous guidance, we expect to incur a further GBP15 million cash costs during the second half of the financial year (GBP35 million for the financial year as a whole).

We paid GBP8 million of interest on our Senior Notes during the quarter, comprising the quarterly coupon paid on 15 July and accrued interest paid upon final redemption of the Notes on 1 September. In addition, we incurred GBP25 million of financing charges relating to the premium paid on the redemption and repurchases of the Senior Notes. After interest received of GBP3 million, net returns on investments and servicing of finance amounted to a GBP30 million outflow in the quarter.

Net capital expenditure and financial investment amounted to a GBP5 million outflow, with disposal proceeds of GBP1 million partially offsetting gross capital expenditure of GBP6 million. The GBP19 million inflow during the second quarter of the previous year resulted mainly from disposal of fixed asset investments (GBP23 million), primarily our stakes in Bookham Technology plc and Gamma Telecom Holding Ltd, offsetting the purchase of tangible fixed assets (GBP6 million) and sale of tangible fixed assets (GBP2 million). The GBP195 million cash inflow recorded under Acquisitions and Disposals related primarily to the disposal of OPP after related tax and transaction costs of GBP8 million. Overall, we recorded a cash inflow of GBP140 million before the impact of financing and management of liquid resources. In addition during the quarter, we completed the pay down of the Senior Notes with further redemptions and repurchases of GBP247 million. This was partially offset by a GBP16 million inflow from management of liquid resources mainly resulting from releases in collateral against performance bonding facilities, GBP2 million paid on other debt and a GBP2 million inflow from the issue of ordinary shares as share options are exercised. This resulted in a total cash outflow of GBP91 million in the quarter, which combined with a GBP2 million favourable exchange rate effect, resulted in our cash and bank balances repayable on demand decreasing to GBP281 million at 30 September 2004.

Six months ended 30 September 2004

Group operating cash outflow was GBP29 million, this included a GBP32 million exceptional operating cash outflow of which GBP12 million payment to Telcordia in full and final settlement of previously disclosed lawsuits. The GBP20 million balance was incurred in relation to our operational restructuring to cover severance payments, site closure costs and onerous property lease commitments.

We paid net interest of GBP7 million, GBP13 million paid on Senior loan notes and GBP1 million on other debt was offset by GBP7 million of interest received. GBP28 million was paid for redemption premium on Senior Notes.

Acquisitions and disposals created a cash inflow of GBP191 million, this was primarily related to the disposal of Outside Plant and Power.

Cash flow on financing was composed of GBP270 million repayment of Senior loan notes, GBP2 million paid on other debt and a GBP2 million inflow from the issue of ordinary share capital.

RISK MANAGEMENT

An update on the position with respect to the risks outlined in the Operating and Financial Review for the three months to 30 June 2004 is provided below.

The main risks faced by the Group in the financial markets are liquidity risk, interest rate risk, foreign currency risk and counter-party credit risk. The Company's Board reviews and agrees policies for managing each of these.

Liquidity Risk
At 30 September 2004, our cash and liquid resources totalled GBP374 million compared with GBP473 million at 30 June 2004. Of this total, GBP103 million is restricted cash, and GBP271 million represented free cash available to us at 30 September 2004.

Note 11 on page 43 sets out the breakdown of these restricted cash balances at 30 September, 30 June and 31 March 2004. The balance on the Mandatory Redemption Escrow Account was not available until formal discharge of security had been confirmed, this occurred on 22 October 2004. The reduction in the balance of the MREA was as a result of the redemption of the Senior Notes effective 1 September 2004.

Financial Instruments
Under the terms of the Senior Notes, the Group was permitted to use foreign exchange forwards and options to hedge trade receivables and payables, or exposures arising from the Senior Notes. No other derivatives were permitted.

During the three months ended 30 September 2004, the Group entered into no new financial instruments, and no financial instruments were outstanding as at 30 September 2004.

Interest Rate Risk
At 30 September 2004, our debt was approximately 10% of the level of our cash balances. Consequently, our exposure to interest rates primarily relates to interest earned on our cash balances, mainly short-term bank deposits.

During the three months ended 30 September 2004, a 1% increase in interest rates would have led to a GBP1 million increase in interest income in the quarter and no significant impact on interest expense in the quarter.

Foreign Exchange Risk
We are exposed to movements in foreign exchange rates against sterling for both trading transactions and the translation of net assets and the profit and loss accounts of overseas subsidiaries. Our main trading currencies are the US dollars, sterling and euros.

The majority of our gross debt (GBP25 million or 64% as at 30 September 2004) is denominated in euros, the remainder is in currencies pegged to the US dollar. It is our policy to take this into account when determining the appropriate currency mix of the Group's cash balances.

At 30 September 2004, GBP97 million of our cash balances were denominated in US dollars (GBP210 million as at 30 June 2004), GBP145 million in sterling (GBP127 million as at 30 June 2004), GBP104 million in euros (GBP99 million as at 30 June 2004), and the balance of GBP28 million (GBP37 million as at 30 June
2004) in other currencies. Cash balances in US dollars and euros are held primarily to meet short-term foreign currency trading obligations whilst the residual central balance is held in sterling.

At 30 September 2004, we held approximately euro 64 million (GBP44 million) and US dollar 37 million (GBP20 million) of foreign-currency denominated cash within the UK, as a combination of collateral against bonding facilities and to meet foreign currency working capital requirements. This cash is not treated as a hedge for accounting purposes, and gains and losses on retranslation of the cash into sterling are taken to net finance income/(expense).

Exchange Rate Sensitivity
As discussed on page 9, our sales and profitability are sensitive to exchange rate fluctuations.

Customer Finance Commitments

We have not issued any new customer finance commitments during the six months ended 30 September 2004, and will not require cash resources to fund these activities in the foreseeable future.

Contract Bonding Facilities
The principal of performance bonds and guarantees outstanding in the three months to 30 September 2004 was unchanged at GBP141 million. There were no material changes in the maturity profile of the bonds.

Within the three months to 30 September 2004, the maturity of our committed bonding facility was extended by 12 months to November 2005. At 30 September 2004, GBP17 million (GBP18 million at 30 June 2004) of bonding was outstanding under this facility. The collateral arrangements for this facility were unchanged in the quarter, and the total collateral outstanding was unchanged at GBP35 million.

Total collateral under the Group's bonding facilities fell from GBP77 million to GBP73 million, reflecting a further release in collateral from one of the Group's bonding providers. In addition, at 30 September 2004, we estimate that GBP78 million of the Group's performance bonding providers had varying conditional and unconditional rights to call for cash collateral.


GROUP NON-STATUTORY ACCOUNTS

CONSOLIDATED PROFIT AND LOSS ACCOUNT
                                        3 months ended         6 months ended
                                         30 September           30 September
GBP million                      Note    2004       2003        2004        2003
Turnover
                                      ------     ------      ------      ------
Continuing Operations             3     305        305         594         596
Discontinued Operations           3      17         84          67         160
                                      ------     ------      ------      ------
Group                             2     322        389         661         756

Operating loss
Group operating loss

Excluding goodwill                    ------     ------      ------      ------
amortisation and
exceptional items                        (8)       (24)        (20)        (67)
Goodwill amortisation                   (23)       (24)        (46)        (49)
Operating exceptional items    4a         2        (14)          3         (33)
                                      ------     ------      ------      ------
                                  3     (29)       (62)        (63)       (149)
                                      ------     ------      ------      ------
Continuing Operations                   (25)       (60)        (59)       (145)
Discontinued Operations                  (4)        (2)         (4)         (4)
                                      ------     ------      ------      ------
                                  3     (29)       (62)        (63)       (149)

Share of operating loss of
joint ventures                            -         (2)          -          (2)

Share of operating loss of
associates
Excluding goodwill                    ------     ------      ------      ------
amortisation and
exceptional items                         -         (1)          -          (6)
Goodwill amortisation                     -         (2)          -          (5)
                                      ------     ------      ------      ------
                                          -         (3)          -         (11)
                                      -------     ------     -------     -------
Total operating loss              2     (29)       (67)        (63)       (162)

Non-operating exceptional
items
                                       ------     ------      ------      ------
Gain on disposal of
Discontinued
Operations                       4b     103          -         103           9
Gain on disposal of associates   4b       -         76           -          76
Gain on disposal of
investments in
Continuing Operations            4b       -         24           -          18
                                      ------     ------      ------      ------
                                        103        100         103         103
Amounts revalued/(written off)
investments                      4c       -          -           -           1
Gain on waiver of balance
payable to M (2003) plc group    4d       -          -           -          25

Net interest payable              5      (1)       (16)         (3)        (20)
Net finance expenditure           6     (26)       (12)        (29)        (47)

Profit/(loss) on ordinary
activities before taxation
                                      ------     ------      ------      ------
Excluding goodwill
amortisation and
exceptional items                       (35)       (55)        (52)       (142)
Goodwill amortisation and
exceptional items                        82         60          60          42
                                      ------     ------      ------      ------
                                         47          5           8        (100)
Tax credit/(charge) on loss on
ordinary activities
                                     -------     ------     -------     -------
Excluding tax on goodwill
amortisation and exceptional
items                                    (3)        (3)          -          (6)
Exceptional tax credit/ (charge)        (19)         -         (19)         20
                                      ------     ------      ------      ------
                               7a       (22)        (3)        (19)         14

Profit/(loss) on ordinary
activities after taxation                25          2         (11)        (86)
Equity minority interests                 -          -           -           -
                                      ------     ------      ------      ------
Profit/(loss) on ordinary
activities attributable to
equity shareholders and
retained profit/(loss) for the
period                                    25          2         (11)        (86)
                                      =======     ======     =======     =======
Basic and diluted loss per share  8                           (5.5p)     (28.8p)
Basic adjusted loss per share     8                          (35.2p)     (34.2p)
                                                             =======     =======




CONSOLIDATED BALANCE SHEET
                                             30 September   30 June   31 March
GBP million                              Note          2004      2004       2004

Fixed assets
Goodwill                                              346       413        436
Tangible assets                                       114       142        148
Investments                                             8         9          9
                                                   --------  --------    -------
                                                      468       564        593
Current assets
Stocks and contracts in progress          9           156       171        174
Debtors: amounts falling due within
one year                                 10           338       355        388
Debtors: amounts falling due after
more than one year                       10             5         4          5

Cash at bank and in hand                 11           374       473        519
                                                   --------  --------    -------
                                                      873     1,003      1,086
Creditors: amounts falling due within
one year                                 12          (539)     (542)      (577)
                                                   --------  --------    -------

Net current assets                                    334       461        509
                                                   --------  --------    -------
Total assets less current liabilities                 802     1,025      1,102

Creditors: amounts falling due after
more than one year                       12           (28)     (271)      (285)
Provisions for liabilities and charges   13          (180)     (184)      (219)
                                                   --------  --------    -------

Net assets before retirement benefit
deficits                                              594       570        598
Retirement benefit scheme deficits                   (241)     (246)      (246)
                                                   --------  --------    -------
Net assets after retirement benefit
deficits                                              353       324        352
                                                   ========  ========    =======
Capital and reserves
Called-up share capital                 14a            51        50         50
Shares to be issued                      15            27        32         25
Share premium account                    15             2         1          -
Capital reserve                          15             9         9          9
Capital reduction reserve                15           241       241        283
Profit and loss account                  15            21       (10)       (17)
                                                   --------  --------    -------

Equity shareholders' interests                        351       323        350
Equity minority interests                               2         1          2
                                                   --------  --------    -------
                                                      353       324        352
                                                   ========  ========    =======



CONSOLIDATED CASH FLOW STATEMENT
                                       3 months ended       6 months ended
                                        30 September        30 September
GBP million                        Note   2004   2003       2004        2003

Net cash inflow/(outflow) from
operating activities before
exceptional items                16a     (11)    33          3          65
Exceptional cash outflows from
operating activities              4e      (6)   (38)       (32)       (109)

Net cash inflow/(outflow) from
operating activities after
exceptional items
                                       ------  ------     ------     -------
Continuing Operations                     (8)    (8)       (17)        (53)
Discontinued Operations                   (9)     3        (12)          9
                                       ------  ------     ------     -------
                                         (17)    (5)       (29)        (44)
Returns on investments and
servicing of finance             16b     (30)   (23)       (35)        (19)
Tax paid                         16c      (3)     -         (5)         (2)
Capital expenditure and
financial investment             16d      (5)    19         (9)         41
Acquisitions and disposals       16e     195    104        191          98
                                        ------ ------     ------     -------
Cash inflow before use of
liquid resources and financing           140     95        113          74

Net cash inflow from management
of liquid resources              16f      16      5         27          19
Cash element of Scheme
consideration                    16g       -      -          -        (340)
Other net cash outflow from
financing                        16g    (247)  (104)      (270)       (105)
                                        ------ ------     ------     -------
Decrease in cash and net bank
balances repayable
on demand                                (91)    (4)      (130)       (352)
                                        ====== ======     ======     =======




RECONCILIATION OF NET CASH FLOW TO MOVEMENTS IN NET MONETARY FUNDS/(DEBT)

                                             3 months ended     6 months ended
                                              30 September       30 September
GBP million                            Note    2004     2003     2004       2003

Decrease in cash and net bank
balances repayable on demand                  (91)      (4)    (130)      (352)
Net cash inflow from management of
liquid resources                              (16)      (5)     (27)       (19)
Net cash outflow from decrease in
debt and lease financing                      249      104      272        105
                                            -------   ------   ------    -------
Change in net monetary
funds/(debt) resulting from cash
flows                                         142       95      115       (266)

Other non-cash changes                          -        -        -      3,956
Effect of foreign exchange rate
changes                                         5       (1)       6         26
                                            -------   ------   ------    -------
Movement in net monetary
funds/(debt) in the period                    147       94      121      3,716

Net monetary funds/(debt) at start
of period                                     188        5      214     (3,617)
                                            -------   ------   ------    -------
Net monetary funds at end of
period                                 17     335       99      335         99
                                            =======   ======   ======    =======



CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                   3 months ended           6 months ended
                                    30 September             30 September
GBP million                         2004         2003        2004       2003

Profit/(loss) on ordinary
activities attributable to
the shareholders
                                 --------     --------     -------     ------
Group                               25            7         (11)       (73)
Share of joint ventures              -           (2)          -         (2)
Share of associates                  -           (3)          -        (11)
                                 --------     --------     -------     ------
                                    25            2         (11)       (86)
Exchange differences on
translation                          6           (4)          6         (1)
Actuarial (loss)/gain
recognised on
retirement benefit schemes         (11)          14         (11)        14
                                --------     --------     -------     ------
Total recognised gains and
losses                              20           12         (16)       (73)
                                ========     ========     =======     ======

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' INTERESTS

                                          3 months ended        6 months ended
                                            30 September         30 September
GBP million                                 2004       2003      2004       2003

Total recognised gains and losses           20         12       (16)       (73)
Net movement due to shares to be issued      6          7        14          8
New share capital and share premium          2          -         3      3,720
                                        --------   --------   -------    -------

Total movement in the period                28         19         1      3,655

Equity shareholders' interests at start
of period                                  323        301       350     (3,335)
                                        --------   --------   -------    -------

Equity shareholders' interests at end
of period                                  351        320       351        320
                                        ========   ========   =======    =======


NOTES TO THE NON-STATUTORY ACCOUNTS

1.   ACCOUNTING POLICIES

Financial information in the non-statutory accounts is presented on a consistent basis with the UK accounting policies of Marconi Corporation plc, as set out in the Annual Report and Accounts for the year to 31 March 2004 other than for pensions and other retirement benefits discussed below. The unaudited results for the period should therefore be read in conjunction with the Marconi Corporation plc 2004 Annual Report and Accounts.

The financial information does not comprise statutory accounts for the purposes of Section 240 of the Companies Act 1985 and has not been audited. The balance sheet information at 31 March 2004 has been extracted from the Annual Report and Accounts of Marconi Corporation plc for the year then ended. The audit report on those accounts, which have been delivered to the Registrar of Companies, was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Pensions and other retirement benefits
At 30 September 2004, an actuarial assessment of our pension schemes was undertaken. For the UK plan, the largest of the Group's pension schemes, the following actuarial assumptions have been adopted:


                                             At 30 September and 31 March 2004
                                                                             %
UK scheme
Inflation assumption                                                      2.75
Discount rate                                                             5.50
Rate of general increase in salaries                                      4.75
Rate of increase in pensions in payment                                   2.75
Rate of increase in deferred pensioners                                   2.75
Rate of credited interest                                                 3.00

A reduction in the Italian plan discount rate from 5.0% at 31 March 2004 to 4.5% at 30 September 2004 is the only change to assumptions for our Rest of World plans in the six months ended 30 September 2004. The impact of this change and the results of the latest actuarial valuation are discussed on page 24.

Currency Translation
Transactions denominated in foreign currencies are translated into the functional currency at the rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the rates prevailing at that date. These translation differences are dealt with in the profit and loss account with the exception of certain gains and losses arising under hedging transactions in prior periods.

Profits and losses of overseas subsidiaries, joint ventures and associates and cash flows of overseas subsidiaries are translated at the average rates of exchange during the period. Non-sterling net assets are translated at year-end rates of exchange. Key rates used are as follows:


                       Average rates                 Period-end rates
                      6 months ended
                       30 September        30 September    30 June    31 March
                     2004         2003             2004       2004        2003

US dollar          1.8078       1.6227           1.8096     1.8135      1.8379

Euro               1.4864       1.4262           1.4570     1.4906      1.4956


The differences arising from the restatement of profits and losses and the retranslation of the opening net liabilities to period-end rates are taken to reserves.

2    SEGMENTAL ANALYSIS

Analysis of results and operating net assets/(liabilities) by class of business



GBP million       Operating(loss)/
                    profit                  Turnover             Operating
                6 months ended          6 months ended     net assets/(liabilities)
                 30 September            30 September   30 September       31 March
              2004        2003         2004        2003         2004           2004

Optical and
Access
Networks       (12)        (63)         289         285
                                                                 103             71
Network
services         8          (3)         225         215
BBRS            19          25           80          96           20             (5)
Central
costs          (33)        (28)           -           -         (104)           (66)
Other            -          (5)           -           -            -              -
             -------      ------       ------      ------     --------        -------
Continuing
Operations     (18)        (74)         594         596           19              -
Discontinued
Operations      (2)          7           67         160            -             43
             -------      ------       ------      ------     --------        -------

               (20)        (67)         661         756           19             43
                                       ======      ======     ========        =======
Goodwill
amortisation   (46)        (49)       Goodwill                   346            436
Operating                             Investments                  8              9
exceptional                           Net funds                  335            214
items            3         (33)       Current taxation          (114)          (104)
             -------      ------      Retirement benefit
                                      scheme deficits           (241)          (246)
Group                                                         --------        -------
operating
loss           (63)       (149)
Joint
ventures         -          (2)
Associates       -         (11)
             -------      ------

Total
operating loss (63)       (162)       Net assets                 353            352
            =======      ======                              ========        =======

The operating net assets of Optical and Access Networks and Network Services cannot be separately identified as the same assets are generally used to generate sales in each of these segments. The results of these segments are separately reportable. Central costs include GBP17 million of share option and related payroll costs (2003: GBP9 million). Other consists of previous non-core businesses sold in the year ended 31 March 2004.

Operating net assets/(liabilities) include tangible fixed assets, stocks, debtors, creditors (excluding borrowings and taxation) and provisions for liabilities and charges.

Analysis of operating (loss)/profit (before goodwill amortisation and operating exceptional items), turnover and operating net assets/(liabilities) by territory of origin


                          Operating (loss)/    Turnover                 Operating
                              profit         6 months ended           net assets/
                          6 months ended                            (liabilities)
GBP million                 30 September       30 September    30 September  30 March
                         2004     2003      2004      2003           2004      2004

UK (incl. central
costs)                    (18)     (25)      244       234            (23)      (30)
Other EMEA                (10)     (49)      230       217             56        56
North America              12       14       139       249              7        27
CALA                        1        1        23        21            (13)       (5)
APAC                       (5)      (8)       25        35             (8)       (5)
                       --------   ------   -------   -------      ---------   -------

                          (20)     (67)      661       756             19        43
                       ========   ======   =======   =======      =========   =======



Separate components of goodwill are identified and amortised over the appropriate useful economic life. The remaining goodwill on the balance sheet will be amortised over an average period of approximately 4 years. It is not practical to disclose goodwill amortisation on a segmental basis as any allocation would be arbitrary.

Sales by Group companies to joint ventures and associates amounted to GBP11 million (2003: GBP11 million). Purchases from joint ventures and associates amounted to GBP1 million (2003: GBPnil).


Analysis of turnover by class of business

GBP million                        To customers in the         To customers
                                   United Kingdom              overseas
6 months ended 30 September      2004       2003          2004           2003

Optical and Access Networks       112         98           177            187
Network services                  109        101           116            114
BBRS                                1          1            79             95
                               --------   --------      --------       --------
Continuing Operations             222        200           372            396
Discontinued Operations             -          -            67            160
                               --------   --------      --------       --------
                                  222        200           439            556
                               ========   ========      ========       ========


Analysis of turnover by territory of destination

GBP million
6 months ended 30 September                              2004            2003

UK                                                        222             200
Other EMEA                                                239             243
North America                                             137             242
CALA                                                       26              21
APAC                                                       37              50
                                                       --------        --------
                                                          661             756
                                                       ========        ========



Analysis of operating exceptional items by class of business

GBP million
6 months ended 30 September                         2004                  2003

Optical and Access Networks                            -                   (28)
Network services                                      (1)                    -
BBRS                                                   4                     -
                                                  --------              --------
Continuing Operations                                  3                   (28)
Discontinued Operations                                -                    (5)
                                                  --------              --------
                                                       3                   (33)
                                                  ========              ========

Analysis of operating exceptional items by territory of origin

GBP million
6 months ended 30 September                              2004            2003

UK (incl. central costs)                                    2             (34)
Other EMEA                                                 (2)              9
North America                                               4              (7)
CALA                                                       (1)              -
APAC                                                        -              (1)
                                                       --------        --------
                                                            3             (33)
                                                       ========        ========

Further details on operating exceptional items are shown in note 4a).


3.   GROUP OPERATING LOSS
                                                             Operating
                                                           exceptional
GBP million                Continuing   Discontinued             items   Total
3 months ended 30
September 2004
Turnover                          305             17                 -     322
Cost of sales                    (204)           (17)                3    (218)
                               --------      ---------          -------- -------

Gross profit                      101              -                 3     104

Selling and distribution
expenses                          (36)            (1)                -     (37)
                               --------      ---------          -------- ------
Administrative expenses -
other                             (23)            (1)               (1)    (25)
Research and development          (47)            (1)                -     (48)
Goodwill amortisation             (22)            (1)                -     (23)
                               --------      ---------          -------- -------
Administrative expenses -
total                             (92)            (3)               (1)    (96)
Other operating income              -              -                 -       -
                               --------      ---------          -------- -------

Operating (loss)/profit           (27)            (4)                2     (29)
                               ========      =========          ======== =======



                                                              Operating
                                                            exceptional
GBP million                  Continuing   Discontinued              items  Total
3 months ended 30
September 2003

Turnover                          305             84                 -     389
Cost of sales                    (221)           (66)                1    (286)
                               --------      ---------          -------- -------
Gross profit                       84             18                 1     103

Selling and distribution
expenses                          (46)            (7)                -     (53)
                               --------      ---------          -------- -------
Administrative expenses -
other                             (23)            (2)              (15)    (40)
Research and development          (45)            (5)                -     (50)
Goodwill amortisation             (21)            (3)                -     (24)
                               --------      ---------          -------- -------
Administrative expenses -
total                             (89)           (10)              (15)   (114)
Other operating income              2              -                 -       2
                               --------      ---------          -------- -------
Operating (loss)/profit           (49)             1               (14)    (62)
                               ========      =========          ======== =======


In the three months ended 30 September 2004, share option and related payroll costs of GBP7 million (2003: GBP8 million) are included within selling and distribution expenses, administrative expenses and research and development.
The Group disposed of its Outside Plant and Power and North American Access business during the six months to 30 September 2004 and year ended 31 March 2004 respectively, these activities are shown as discontinued in the note above. Operating exceptional items are shown in further detail in Note 4a). An analysis between Continuing Operations and Discontinued Operations is shown in Note 2.


                                                             Operating
                                                           exceptional
GBP million                Continuing   Discontinued             items   Total
6 months ended 30
September 2004

Turnover                          594             67                 -     661
Cost of sales                    (400)           (58)                4    (454)
                               --------      ---------          -------- -------

Gross profit                      194              9                 4     207

Selling and distribution
expenses                          (72)            (5)                -     (77)
                               --------      ---------          -------- -------
Administrative expenses -
other                             (48)            (2)               (1)    (51)
Research and development          (92)            (4)                -     (96)
Goodwill amortisation             (44)            (2)                -     (46)
                               --------      ---------          -------- -------
Administrative expenses -
total                            (184)            (8)               (1)   (193)
Other operating income              -              -                 -       -
                               --------      ---------          -------- -------

Operating (loss)/profit           (62)            (4)                3     (63)
                               ========      =========          ======== =======

                                                            Operating
                                                          exceptional
GBP million               Continuing   Discontinued             Items    Total
6 months ended 30
September 2003

Turnover                         596            160                 -      756
Cost of sales                   (444)          (127)                6     (565)
                              --------      ---------          -------- --------

Gross profit                     152             33                 6      191

Selling and distribution
expenses                         (92)           (12)                -     (104)
                              --------      ---------          -------- --------
Administrative expenses -
other                            (45)            (3)              (39)     (87)
Research and development         (94)           (11)                -     (105)
Goodwill amortisation            (43)            (6)                -      (49)
                              --------      ---------          -------- --------
Administrative expenses -
total                           (182)           (20)              (39)    (241)
Other operating income/
(expenses)                         5              -                 -        5
                              --------      ---------          -------- --------
Operating (loss)/profit         (117)             1               (33)    (149)
                              ========      =========          ======== ========


In the six months ended 30 September 2004, share option and related payroll costs of GBP17 million (2003: GBP9 million) are included within selling and distribution expenses, administrative expenses and research and development.

4.    EXCEPTIONAL ITEMS

These items have been analysed as follows:

a)       Operating exceptional items

GBP million
6 months ended 30 September                                    2004       2003
Restructuring credits - included in cost of sales (i)             4          6
                                                            ---------   --------
Restructuring costs                               (ii)           (3)       (43)
Decrease in provision for litigation settlement   (iii)           2          -
Releases in respect of doubtful debts             (iv)            -          4
                                                            ---------   --------
Included in administrative expenses                              (1)       (39)
                                                            ---------   --------
Total operating exceptional items                                 3        (33)
                                                            =========   ========

(i) In the 6 months ended 30 September 2004, GBP1 million was received for stock, previously fully provided for through an exceptional charge, and subsequently utilised by Jabil Circuit, Inc and GBP3 million related to release of liability provisions held against onerous supply contracts. In the 6 months ended 30 September 2003, GBP6 million was credited to restructuring costs, this mostly related to release of liability provisions held against the outsourcing of certain manufacturing operations.

(ii) As part of the Group's cost reduction actions, a net charge of GBP3 million (2003: GBP43 million) was recorded during the 6 months ended
30 September 2004. This includes GBP7 million (2003: GBP19 million) for employee severance and a net GBP4 million credit (2003: GBP11 million charge) for site rationalisation and other restructuring costs. The site rationalisation costs reflect charges associated with the closure and consolidation of various sites around the world as part of the business restructuring. In the 6 months ended
30 September 2003, GBP13 million was also charged relating to the costs of the financial restructuring.

(iii) In Part X, section 15.4 of our listing particulars we made disclosure of the lawsuit file by Bell Communications Research. Inc, now known as Telcordia Technologies Inc., or Telcordia. A settlement agreement in which we agreed to make a one-time payment of $21 million (approximately GBP12 million) to Telcordia was signed on 24 June 2004 in exchange for a license to Telcordia's ATM patent portfolio and as full and final settlement of all outstanding claims. As a consequence of this claim, we have made an exceptional release of GBP2 million of excess provision to our operating results in the 6 months ended 30 September 2004.

(iv) In light of the declining market and economic trends the Group experienced during the year to 31 March 2002, an exceptional provision against bad and doubtful debts was charged. Of this amount, GBP4 million was reassessed and released to the profit and loss account in the 6 months ended 30 September 2003.

b)       Non-operating exceptional items

GBP million
6 months ended 30 September                                   2004       2003

Gain on disposal of Discontinued Operations                    103          9
Gain on disposal of joint ventures and associates                -         76
Loss on disposal of investments in Continuing Operations         -         18
                                                           ---------  ---------
Included in non-operating exceptional items                    103        103
                                                           =========  =========

In the 6 months ended 30 September 2004, the gain on disposal of Discontinued Operations of GBP103 million related to the disposal of our Outside Plant & Power business.

In the 6 months ended 30 September 2003, the gain on disposal of Discontinued Operations reflects the deferred consideration on the disposal of Strategic Communications in the year to 31 March 2003 (GBP9 million), profits on the disposal of our associate Easynet (GBP76 million), Marconi Mobile Access S.p.A.(GBP9 million) and other fixed asset investments (GBP15 million), partially offset by a pension settlement loss on a previous disposal GDA of GBP6 million.


c)       Amounts revalued/(written off) investments
The change in value of the Group's investments is accounted for in line with the Group accounting policy whereby listed investments are marked to their market value at the end of each reporting period and unlisted investments are held at the lower of cost and recoverable value.

d)       Gain on waiver of balance payable to M (2003) plc
As part of the restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc group. At 31 March 2003, Marconi Corporation plc provided for amounts due to it from M (2003) plc and its direct subsidiaries which are no longer considered to be recoverable. The gain of GBP25 million arose from a direct subsidiary of M (2003) plc waiving payment of the balance on 19 May 2003.

e)         Exceptional cash flows


GBP million
6 months ended 30 September                                     2004      2003

Operating
Restructuring costs                                              (17)      (68)
Litigation settlement                                            (12)        -
ESOP settlement                                                    -       (35)
                                                             --------- ---------
Continuing Operations                                            (29)     (103)
Discontinued Operations - Restructuring costs                     (3)       (6)
                                                             --------- ---------
                                                                 (32)     (109)
                                                             ========= =========

Non-operating and financing
Scheme consideration                                               -      (340)
Disposal of tangible fixed assets                                  -        26
Net proceeds on disposal of interests in subsidiary
companies, joint ventures and associates                         191        98
                                                             --------- ---------

                                                                 191      (216)
                                                             ========= =========
5.    NET INTEREST PAYABLE

GBP million
6 months ended 30 September                                     2004      2003

Interest receivable
Loans and deposits                                                 6         9
Other                                                              1         -
                                                             ---------  --------
                                                                   7         9
Interest payable - Bank loans, loan notes and overdrafts
(2003: less interest accrual release of GBP3 million)              (10)    (29)
                                                             ---------  -------
Net interest payable                                              (3)      (20)
                                                             =========  ========

6.    NET FINANCE EXPENDITURE

GBP million
6 months ended 30 September                                     2004      2003

Finance costs
Interest on pension scheme liabilities                           (73)      (74)
Premium on redemption of Junior and Senior Notes                 (28)      (11)
Other                                                             (1)        -
Exceptional write off of capitalised losses on swaps               -       (46)
                                                             ---------  --------
                                                                (102)     (131)
Finance income
Expected return on pension scheme assets                          72        71
Net gain on cash and unhedged foreign exchange borrowings          1        13
                                                             ---------  --------
                                                                  73        84
                                                             ---------  --------
Net finance expenditure                                          (29)      (47)
                                                             =========  ========

7.    TAX

a)         Tax charge/(credit) on profit/(loss) on ordinary activities

GBP million
6 months ended 30 September                                   2004        2003

Current taxation
Corporation tax 30% (2003: 30%)                                  -           -
UK overprovision in respect of prior years                       -         (20)
Overseas tax                                                    24           6
Overseas overprovision in respect of prior years                (5)          -
                                                           ---------    --------
                                                                19         (14)
                                                           =========    ========

In the 6 months ended 30 September 2004, a non-operating exceptional tax charge of GBP19 million arose on the disposal of the OPP business.
In the 6 months ended 30 September 2003, a non-operating exceptional tax credit of GBP20 million arose due to the release of tax provisions in respect of prior years following the Marconi Corporation plc Scheme of Arrangement.

b) Factors that may affect future tax charges
Deferred tax assets have not been recognised in respect of operating losses, pension scheme deficits, and exceptional expenditure as the Group is not sufficiently certain that it will be able to recover those assets within a relatively short period of time.

8.    LOSS PER SHARE

Basic and diluted loss per share is calculated by reference to a weighted average of 201.5 million ordinary shares (2003: 297.9 million ordinary shares) in issue during the period.

The effect of share options is anti-dilutive for each period presented and has therefore been excluded from the calculation of diluted weighted average number of shares.

An adjusted basic loss per share has been presented in order to highlight the underlying performance of the Group, and is calculated as set out in the table below:


6 months ended 30 September                2004                    2003
                                                 Loss                    Loss
                                                  per                     per
                                     Loss       share        Loss       share
                                GBP million       Pence   GBP million    Pence

Loss and basic loss per share        (11)       (5.5)         (86)      (28.8)
Operating exceptional items
Restructuring credits
included in cost of sales             (4)       (2.0)          (6)       (2.0)
Restructuring costs                    3         1.5           43        14.4
Decrease in provision for
litigation settlement                 (2)       (1.0)           -           -
Releases in respect of
doubtful debts                         -           -           (4)       (1.3)
Non-operating exceptional
items
Gain on disposal of
Discontinued Operations             (103)      (51.0)          (9)       (3.0)
Gain on disposal of joint
ventures and                           -           -          (76)      (25.6)
associates
Loss on disposal of
investments in Continuing              -           -          (18)       (6.0)
Operations
Amounts revalued/(written
off) investments                       -           -           (1)       (0.3)
Gain on waiver of balance
payable to M (2003)                    -           -          (25)       (8.4)
plc group
Goodwill amortisation                 46        22.8           54        18.1
Write off of capitalised
losses on swaps                        -           -           46        15.4
Exceptional tax credit                 -           -          (20)       (6.7)
                                   -------     -------      -------     -------

Loss and adjusted loss per
share                                (71)      (35.2)        (102)      (34.2)
                                   =======     =======      =======     =======


9.    STOCKS AND CONTRACTS IN PROGRESS

                                       30 September      30 June      31 March
GBP million                                    2004         2004          2004

Raw materials and bought in components           30           52            59
Work in progress                                 50           51            41
Finished goods                                   71           62            69
Long term contract work in progress               5            6             6
Payments on account                               -            -            (1)
                                           ----------    ---------     ---------
                                                156          171           174
                                           ==========    =========     =========
10.    DEBTORS

                                             30 September   30 June   31 March
GBP million                                          2004      2004       2004

Amounts falling due within one year:
Trade debtors                                         264       276        309
Amounts owed by joint ventures and                     16        17         17
associates
Other debtors                                          39        32         36
Prepayments and accrued income                         19        30         26
                                                 ---------- ---------  ---------
                                                      338       355        388
Amounts falling due after more than one year:

Trade debtors                                           4         2          4
Prepayments and accrued income                          1         2          1
                                                 ---------- ---------  ---------
                                                        5         4          5
                                                 ---------- ---------  ---------
                                                      343       359        393
                                                 ========== =========  =========

11.   CASH AT BANK AND IN HAND
                                              30 September   30 June  31 March
GBP million                                             2004      2004      2004

Cash and bank deposits repayable on demand             281       370       406
Other cash deposits                                     93       103       113
                                                  ---------- --------- ---------
Cash at bank and in hand                               374       473       519
                                                  ========== ========= =========

Included in the amounts above are restricted
cash balances of:
Collateral against bonding facilities                   73        77        85
Held by captive insurance company                       18        19        18
Mandatory redemption escrow account                      2         7        10
Secured                                                 10        11        11
                                                  ---------- --------- ---------
                                                       103       114       124
Cash held at subsidiary level and cash in
transit                                                 65        59        74
Available Treasury deposits                            206       300       321
                                                  ---------- --------- ---------

Cash at bank and in hand                               374       473       519
                                                  ========== ========= =========

12.    CREDITORS
                                             30 September   30 June   31 March
GBP million                                            2004      2004       2004

Amounts falling due within one year:
Loan notes                                              -         -          8
Bank loans and overdrafts
Repayable on demand                                    14        14         14
Other                                                   2         4          4
                                                 ---------- ---------  ---------
                                                       16        18         26

Payments received in advance                           45        53         56
Trade creditors                                       160       166        155
Amounts owed to joint ventures and                      -         1          -
associates
Current taxation                                      114       101        104
Other taxation and social security                     21        21         25
Other creditors                                        75        73         77
Accruals and deferred income                          108       109        134
                                                 ---------- ---------  ---------
                                                      539       542        577
                                                 ========== =========  =========
Amounts falling due after more than one year:

Loan notes                                              -       245        257
Bank loans and overdrafts                              21        20         20
Obligations under finance leases                        2         2          2
                                                 ---------- ---------  ---------
                                                       23       267        279

Accruals and deferred income                            5         4          6
                                                 ---------- ---------  ---------
                                                       28       271        285

                                                 ========== =========  =========

13.   PROVISIONS FOR LIABILITIES AND CHARGES
                                                Contracts      Litigation
                                                      and             and
GBP million    Restructuring     Warranties     commitments     indemnities     Other     Total

At 1 April
2004                    41             32              48              82        16       219
Disposals                -             (1)              -               -         -        (1)
Charged                  7              7               7              12         2        35
Released                (4)            (2)             (6)             (2)       (2)      (16)
Utilised               (19)            (9)            (12)            (17)       (2)      (59)
Exchange
rate adjustment          -              -               1               1         -         2
                     -------        -------        --------        --------    ------    ------
At 30
September 2004          25             27              38              76        14       180
                     =======        =======        ========        ========    ======    ======
At 30 June
2004                    30             28              42              67        17       184
                     =======        =======        ========        ========    ======    ======

Restructuring mainly comprises expected costs for termination of employee contracts (GBP9 million) and costs for properties no longer occupied, onerous lease contracts and future scheme administration costs (in total GBP16 million). The associated outflows are generally expected to occur over the next year with vacant property costs being incurred over the next three years.

Warranties comprise expected costs of maintenance under guarantees and other work in respect of products delivered, the associated outflows for which are generally expected to occur over the lives of the products.

Contracts and commitments comprise liquidated damages, onerous supply contracts and losses on contract work in progress in excess of related accumulated costs. The associated outflows are generally expected to occur over the lives of the contracts, which are long-term in nature.

Litigation and indemnities comprise expected employee related claims, environmental liabilities mainly in North America, other litigation, captive insurance balances and merger and acquisition balances held against warranties provided on the disposal of businesses. Employee related claims relate to industrial injuries for which historical data is currently being reviewed and assessed by actuaries.

Other provisions mainly comprise payroll taxes on share options and other post retirement agreements.


14.    EQUITY SHAREHOLDERS' INTERESTS

a)    Share capital
                                                      Number of            GBP
                                                         shares
Ordinary shares of 25p each
Allotted, called-up and fully paid at 1 April
2004                                                 200,022,311    50,005,578
Shares issued:
Warrants exercised                                         3,450           862
Share options exercised                                4,881,498     1,220,375
                                                     -----------   -----------
Allotted, called-up and fully-paid at 30
September 2004                                       204,907,259    51,226,815


Unissued at 30 September 2004                        421,842,594   105,460,648
                                                     -----------   -----------

Authorised at 30 September 2004                      626,749,853   156,687,463
                                                     ===========   ===========

b)    Warrants
At the time of the financial restructuring, the Company issued warrants to holders of shares in M (2003) plc to subscribe for additional ordinary shares of 5p each in the Company. In total 49.8 million warrants, exercisable up until May 2007, were issued at an exercise price of GBP1.50 each. As a result of the subsequent 1 for 5 share consolidation, five warrants must now be exercised per 25p ordinary share, giving an aggregate subscription price of GBP7.50 per share. At 30 September 2004, 49.6 million warrants were still outstanding.

c)    Share Options
At 30 September 2004 the following share options plans were outstanding in respect of the Company's ordinary shares:

                Number of shares under    Subscription
                                option           price
                               million       per share       Exercise period

Senior Management
plan
Granted 24 June
2003                              11.2             Nil  May 2004 to May 2013
Granted 1
September
2003                               0.8             Nil  May 2004 to May 2013
Granted 12
February                           1.4             Nil  October 2004 to
2004                                                    February 2014

Employee plan
Granted 30 June
2003                               5.3           GBP3.08   May 2004 to May 2013
Granted 1
September
2003                               0.2           GBP4.55   May 2004 to May 2013
Granted 12
February                           0.1           GBP7.17   May 2004 to February
2004                                                     2014


Both plans have five performance targets, each having a period in which the options over shares will vest. The first four performance targets have now been met.

The overall impact on the Group's profit and loss account over the life of the plans through to the financial year ending 31 March 2007, assuming the final performance target is also met, will be approximately GBP60 million before payroll taxes. We expect the charge before payroll taxes to be GBP24 million in the year to 31 March 2005, GBP9 million in the year to 31 March 2006 and GBP2 million in the year to 31 March 2007. The GBP60 million charge is a non-cash item.


15.   RESERVES
                     Shares     Share               Capital      Profit
                      to be   premium   Capital   reduction    and loss
GBP million            issued   account   reserve     reserve     account Total

At 1 April 2004          25         -         9         283        (17)    300
Loss retained for
the period                -         -         -           -        (11)    (11)

Exchange differences      -         -         -           -          6       6
Shares issued             -         2         -           -          -       2
Added in the period      15         -         -           -          -      15
Share options
exercised               (13)        -         -           -         12      (1)
Actuarial gain on
retirement benefit
schemes                   -         -         -           -        (11)    (11)
Losses transferred        -         -         -         (42)        42       -
                      -------   -------    ------     -------    -------  ------

At 30 September 2004     27         2         9         241         21     300
                      =======   =======    ======     =======    =======  ======

At 30 June 2004          32         1         9         241        (10)    273
                      =======   =======    ======     =======    =======  ======

On 21 May 2003, the High Court approved a reduction of share capital and share premium accounts, these balances were been credited to the Company profit and loss reserve. The High Court determined that any surplus over the deficit at 31 March 2003 was to be held as a non-distributable reserve which would be transferred to the profit and loss reserve as losses are incurred or when all creditors as at 21 May 2003 have been satisfied. Company losses of GBP42 million have been transferred in the period.


16.   CASH FLOW

a) Net cash inflow/(outflow) from operating activities before exceptional items

GBP million
6 months ended 30 September 2004           Continuing   Discontinued      Total

Group operating loss after exceptional
items                                            (59)            (4)       (63)
Operating exceptional items (Note 4(a))           (3)             -         (3)
                                              --------      ---------   --------
Group operating loss before exceptional
items                                            (62)            (4)       (66)

Depreciation charge                               19              2         21
Goodwill amortisation                             44              2         46
Shares to be issued related to share
options                                           15              -         15
Increase in stock                                 (7)             -         (7)
Decrease in debtors                               21              6         27
Decrease in creditors                            (10)           (13)       (23)
Decrease in provisions                            (8)            (2)       (10)
                                              --------      ---------   --------
                                                  12             (9)         3
                                              ========      =========   ========

6 months ended 30 September 2003           Continuing   Discontinued      Total

Group operating loss after exceptional
items                                           (145)            (4)      (149)
Operating exceptional items (Note 4(a))           28              5         33
                                              --------      ---------   --------
Group operating loss before exceptional items   (117)             1       (116)
Depreciation charge                               37              5         42
Goodwill amortisation                             43              6         49
Shares to be issued related to share
options                                            8              -          8
Decrease/(increase) in stock                      34             (1)        33
Decrease in debtors                              123              -        123
(Decrease)/increase in creditors                 (75)             5        (70)
Decrease in provisions                            (3)            (1)        (4)
                                              --------      ---------   --------
                                                  50             15         65
                                              ========      =========   ========


b)       Returns on investments and servicing of finance

GBP million
6 months ended 30 September                                   2004        2003

Income from loans, deposits and investments                      7          10
Interest paid                                                  (14)        (19)
Premium on redemption of Junior and Senior Notes               (28)        (10)
                                                           ---------    --------
                                                               (35)        (19)
                                                           =========    ========
All the above amounts relate to continuing operations.

c)       Tax paid

GBP million
6 months ended 30 September                               2004            2003

Overseas tax paid                                           (5)             (2)
                                                       =========        ========

All the above amounts relate to continuing operations.

d)       Capital expenditure and financial investment

GBP million
6 months ended 30 September                                2004          2003

Purchases of tangible fixed assets                          (10)          (12)
Sales of tangible fixed assets                                1            30
Sales of fixed asset investments                              -            23
                                                         --------      --------
                                                             (9)           41
                                                         ========      ========

Sales of tangible fixed assets shown in 2003 include GBP26 million relating to information technology assets. All the above amounts relate to Continuing
Operations.

e)       Acquisitions and disposals

GBP million
6 months ended 30 September                                    2004      2003

Investments in subsidiary companies                               -        (6)
Sales of interests in subsidiary companies                      191        16
Sales of interests in associates and joint ventures               -        94
Net (cash) / overdraft disposed with subsidiary companies         -        (6)
                                                             --------  --------
                                                                191        98
                                                             ========  ========

f)         Net cash inflow from management of liquid resources

GBP million
6 months ended 30 September                                     2004      2003

Deposits made with banks and similar financial institutions     (243)     (104)
Deposits withdrawn from banks and similar financial
institutions                                                     270       123
                                                              --------  --------
                                                                  27        19
                                                              ========  ========
g)       Net cash outflow from financing

GBP million
6 months ended 30 September                                2004           2003

Issue of ordinary share capital                               2              -
Decrease in bank loans                                       (2)             1
Decrease in loan notes                                     (270)          (106)
Scheme consideration                                          -           (340)
                                                         --------       --------
                                                           (270)          (445)
                                                         ========       ========


17.   ANALYSIS OF NET MONETARY FUNDS

                               At              Other    Exchange  At 30  At 30
                          1 April   Cash    non-cash        rate   Sept   June
GBP million                  2004   flow     changes  adjustment   2004   2004

Cash at bank and in
hand                          406   (130)         -            5    281    370
Overdrafts                    (14)     -          -            -    (14)   (14)
                                    ------
                                    (130)

Liquid resources              113    (27)         -            7     93    103

Amounts falling due within
one year:
Bank loans                     (4)     2          -            -     (2)    (4)
Loan notes                     (8)     8          -            -      -      -

Amounts falling due after
more than one year:
Bank loans                    (20)     -          -           (1)   (21)   (20)
Loan notes                   (257)   262          -           (5)     -   (245)
Finance leases                 (2)     -          -            -     (2)    (2)
                                    ------
                                     272

                             ------ ------   --------     -------- ------ ------
                              214    115          -            6    335    188
                             ====== ======   ========     ======== ====== ======


18.   CONTINGENT LIABILITIES
                                       30 September      30 June      31 March
GBP million                                    2004         2004          2004

Contingent liabilities at period end             20           20            20
                                           ==========    =========      ========

Litigation
Contingent liabilities relate mainly to legal proceedings, which in the opinion of the directors, are not expected to have a materially adverse effect on the Group and industrial injury claims currently being reassessed.

The Group is engaged in a number of legal proceedings relating to shareholder class actions, patent and other claims under contracts. The Group is vigorously defending these claims, the estimated cost of which is disclosed above, and the directors currently believe that the claims are unlikely to be settled for amounts resulting in material cash or other asset outflows.

Guarantees
At 30 September 2004, the Group had provided third parties with guarantees, performance bonds and indemnities, the exercise of which is considered to be remote.

19.    POST BALANCE SHEET EVENTS
Following the full repayment of the Senior Notes and the Junior Notes, the related guarantees and security arrangements were released in full on 22 October 2004.

On 1 November 2004, M J Donovan resigned as an executive director of the Company and will leave the Company at the end of December 2004.

20. SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP AND RECONCILIATION OF UK GAAP TO US GAAP.

The results for the six months ended 30 September 2004 have been prepared in accordance with UK GAAP. Other than as described below, significant differences between UK GAAP and US GAAP are described in Note 10 to our consolidated financial statements included on Form 10-K for the year ended 31 March 2004 (as filed with the US Securities and Exchange Commission ("SEC")). A reconciliation between UK and US GAAP for the 6 months ended 30 September 2004 and 2003 follows:


GBP million
6 months ended 30 September                                      2004     2003

Retained loss in accordance with UK GAAP                          (11)     (86)

Continuing operations
Share option plans                                                 (6)       1
Pension and other post-retirement benefits                         (2)       1
Goodwill and intangible asset amortisation and impairment          22       21
charges
Restructuring costs                                                (7)     (25)
Derivatives (1)                                                   (12)      (4)
Net interest expense                                                7       11
Gain on sale of associates                                          -       17
Share of associates operating loss                                  -       11
Adjustments related to the Financial Restructuring:
Gain on settlement of equity forward contract                       -      123
Gain on extinguishment of liabilities                               -    2,695
Gain on waiver of related party payable                             -      (25)
Foreign exchange transaction gains                                  -       31
Exceptional write-off of capitalised losses on swaps                -       46
Other, net                                                          1       (1)

Discontinued operations
Gain on sale of discontinued operations                           106        -
GAAP differences related to discontinued operations                (5)       6

Taxation adjustments
Tax effect of adjustments related to continuing operations         19        -
Tax effect of adjustments related to discontinued operations      (19)       -
Additional taxation expense under US GAAP                          (1)       2
                                                               -------- --------

Net income in accordance with US GAAP                              92    2,813
                                                               ======== ========

Earnings per share - basic                                         46p     936p
                                                               ======== ========
Earnings per share - diluted                                       43p     936p
                                                               ======== ========

(1) All references to derivatives are in respect of the Group's Senior Notes, where the requiremet to pay a redemption premium of 10% under certain circumstances was treated as an embedded derivative under Statement of Financial Accounting Standards No. 133. There were no derivatives outstanding as at 30 September 2004.

GBP million                                                       30        31
                                                           September     March
                                                                2004      2004
Equity Shareholders' interests in accordance with UK
GAAP                                                             351       350

Items increasing/(decreasing) equity shareholders'
interests
Goodwill                                                         163       138
Intangible assets                                                 35        57
Derivatives                                                        -        12
Pension and other post-retirement benefits                        37        38
Provisions for restructuring costs                                 8        15
Other                                                             (2)        -
                                                            ----------  --------
Shareholders' equity in accordance with US GAAP                  592       610
                                                            ==========  ========

Share of associates operating loss and gain on sale of associates

In accordance with APB Opinion 18, The Equity Method of Accounting for Investments in Common Stock, U.S. GAAP requires that application of the equity method be discontinued when the carrying value of an investment is reduced to zero and that no further losses be recognised unless the investor has guaranteed obligations or is otherwise committed to provide further funding to the investee. Accordingly, under U.S. GAAP, we ceased to record our share of operating losses from our former associate, Easynet, when the carrying value of our investment in Easynet was GBPNil at 31 March 2003.

This resulted in a difference in the carrying value under U.K. GAAP as compared to U.S. GAAP, leading to a GAAP difference in the gain recorded on the disposal of Easynet.

Gain on waiver of related party payable

As part of the Financial Restructuring, Marconi Corporation plc and its subsidiaries entered into an agreement with M (2003) plc and its direct subsidiaries to reassign and waive balances between the M (2003) plc group and the Marconi Corporation plc group. The gain of GBP25 million was recorded as exceptional income under U.K. GAAP and as a capital contribution in equity under U.S. GAAP.

Exceptional write-off of capitalised losses on swaps

Under U.S. GAAP, net losses arising on US dollar and euro denominated interest rate swaps that had been deferred within other comprehensive were recognised in income in the year ended 31 March 2003 because the underlying debt instruments were to be extinguished through our Financial Restructuring. Under U.K. GAAP these net losses were recognized upon completion of the Financial Restructuring in May 2003.

Gain on sale of discontinued operations

In accordance with Statement of Financial Accounting Standard No. 52, Foreign Currency Translation, U.S. GAAP requires that translation gains and losses previously recorded in Other Accumulated Comprehensive Income ('AOCI') are removed from AOCI and included in the gain/(loss) on sale of discontinued operations. Accordingly, the gain on sale of the OPP business recorded in the six months ended 30 September 2004 reflects GBP136 million of translation gains previously recorded in AOCI. This is offset by GBP30 million of GAAP differences related primarily to the carrying value of goodwill and pension liabilities of the disposed operations.

GAAP differences related to discontinued operations

OPP has been classified as a discontinued operation for the six months ended 30 September 2004 under both UK and US GAAP. Results of operations of OPP reflect differences in respect of accounting for goodwill and pensions. In addition, under US GAAP, a portion of interest expense for the six months ended 30 September 2004 has been allocated to OPP in accordance with EITF 87-24, Allocation of Interest to Discontinued Operations.


INDEPENDENT REVIEW REPORT
TO MARCONI CORPORATION PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2004, which comprises the profit and loss account, the balance sheet, the statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' interests, the cash flow statement, the reconciliation of net cash flow to movements in net monetary funds and the related notes 1 to 20. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

Deloitte & Touche LLP
Chartered Accountants
Birmingham
8 November 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 10 November 2004